     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 11, 2000


                                                      REGISTRATION NO. 333-58621
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                AMENDMENT NO. 6

                                       TO

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                      ADVANCED LIGHTING TECHNOLOGIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               OHIO                               3641                            34-1803229
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE)              IDENTIFICATION NUMBER)

                               32000 AURORA ROAD
                               SOLON, OHIO 44139
                                  440/519-0500
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                WAYNE R. HELLMAN
                            CHIEF EXECUTIVE OFFICER
                      ADVANCED LIGHTING TECHNOLOGIES, INC.
                               32000 AURORA ROAD
                               SOLON, OHIO 44139
                                  440/519-0500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                   JAMES S. HOGG                                    JONATHAN B. MILLER
      COWDEN, HUMPHREY & SARLSON CO., L.P.A.                         BROWN & WOOD LLP
                1414 TERMINAL TOWER                               ONE WORLD TRADE CENTER
               CLEVELAND, OHIO 44113                             NEW YORK, NEW YORK 10048
                   216/241-2880                                        212/839-5300

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

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                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF SECURITIES              AMOUNT TO BE          OFFERING PRICE       AGGREGATE OFFERING         AMOUNT OF
         TO BE REGISTERED              REGISTERED(1)             PER UNIT             PRICE(1)(2)        REGISTRATION FEE(3)
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Debt Securities (5)...............
Common Stock, par value
$.001 per share (6)...............
Preferred Stock, par value
$.001 per share (7)...............      $100,000,000               (2)                $100,000,000            $29,500(4)
Depositary Shares representing
Preferred Stock (8)...............
Warrants (9)......................
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                                                   (Footnotes on following page)

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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(Footnotes from previous page)

 (1) In no event will the aggregate maximum initial offering price of all securities issued pursuant to this Registration Statement exceed $100,000,000. Any securities registered hereunder may be sold separately, together or as units with other securities registered hereunder.

 (2) The proposed maximum offering price per unit (a) has been omitted pursuant to Instruction J. of Form S-4 and (b) will be determined, from time to time, by the Registrant in connection with the issuance by the Registrant of the securities registered hereunder.

 (3) Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933, as amended.

 (4) Previously paid.

 (5) Subject to footnote 1, there is being registered hereunder an indeterminate principal amount of Debt Securities as may be issued, from time to time, by the Registrant. Such amount shall be increased, if any Debt Securities are issued at an original issue discount, by an amount such that the net proceeds of such Debt Securities shall be equal to the above amount to be registered.

 (6) Subject to footnote 1, there is being registered hereunder an indeterminate number of shares of Common Stock as may be issued, from time to time, by the Registrant. There also is being registered hereunder an indeterminate number of shares of Common Stock as may be issuable upon conversion of the Debt Securities or the Preferred Stock or upon exercise of Warrants registered hereby.

 (7) Subject to footnote 1, there is being registered hereunder an indeterminate number of shares of Preferred Stock as may be issued, from time to time, by the Registrant. There also is being registered hereunder an indeterminate number of shares of Preferred Stock as shall be issuable upon exercise of Warrants registered hereby. There is being registered hereunder such indeterminate number of shares of Preferred Stock, for which no consideration will be received by the Registrant, as may be issuable upon conversion or exchange of Debt Securities.

 (8) Such indeterminate number of Depositary Shares to be evidenced by Depositary Receipts, representing a fractional interest of a share of Preferred Stock.

 (9) Subject to footnote 1, there is being registered hereunder an indeterminate number of Warrants representing rights to purchase Debt Securities, shares of Common Stock or Preferred Stock of the Registrant registered hereby.

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JULY 11, 2000


PROSPECTUS
-----------

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

         By this prospectus, we may issue up to $100,000,000 of our:

                                DEBT SECURITIES

                                  COMMON STOCK

                                PREFERRED STOCK

                               DEPOSITARY SHARES

                                    WARRANTS

         to acquire assets, businesses or securities.

     When we identify an acquisition candidate, we will negotiate the terms of the transaction, including the type and dollar amount of securities we will issue, with the people who own or control the acquisition candidate. We also expect to issue the securities at prices reasonably related to the market price of the securities either when we enter into an agreement or when we deliver the securities. We will not pay any underwriting discounts or commissions, although we may pay finder's fees in some of our acquisitions. Any person receiving finder's fees may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and any profit on the resale of securities purchased by them may be considered underwriting commissions or discounts under the Securities Act.


     The last reported sale price for our common stock on the Nasdaq National Market (Symbol: ADLT) on July 10, 2000 was $18.50 per share.



     INVESTING IN THE SECURITIES COVERED BY THIS PROSPECTUS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.


     NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Supplements to this prospectus will provide the specific terms of these securities and the terms of transactions in which we will issue the securities. You should read this prospectus and the supplements carefully before making an investment decision.

             The date of this prospectus is                , 2000.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that ADLT filed with the SEC utilizing a "shelf" registration process. Under this shelf process, ADLT may sell any combination of the securities described in this prospectus in one or more offerings up to a total offering price of $100,000,000. This prospectus provides you with a general description of the securities ADLT may offer. Each time ADLT offers to sell securities, ADLT will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described below under the heading "Where You Can Find More Information."

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Advanced Lighting Technologies, Inc.........................    3
Risk Factors................................................    5
Selected Financial Data.....................................   12
Ratio of Earnings to Fixed Charges and Preferred Stock
  Dividends.................................................   14
Special Note Regarding Forward-Looking Statements...........   15
Acquisition Terms...........................................   15
Description Of Debt Securities..............................   15
Description Of Capital Stock................................   26
Description Of Depositary Shares............................   30
Description of Warrants.....................................   34
Legal Matters...............................................   35
Experts.....................................................   35
Where You Can Find More Information.........................   35

                            ------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY SUPPLEMENT. NO ONE IS AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY LOCATION WHERE THE OFFER IS NOT PERMITTED.

YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS, INCLUDING INFORMATION INCORPORATED BY REFERENCE, IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE PROSPECTUS.

                      ADVANCED LIGHTING TECHNOLOGIES, INC.

     Advanced Lighting Technologies, Inc. is an innovation-driven designer, manufacturer and marketer of metal halide lighting products. Metal halide lighting combines energy efficient light with long lamp life. It also allows users to see colors as they appear in natural sunlight, unlike lighting systems using other technologies. Another advantage of metal halide lighting systems is their relatively compact size. We believe that we are the only designer and manufacturer in the world focused primarily on metal halide lighting. As a result of this unique focus, we have developed substantial expertise in all aspects of metal halide lighting. We believe that this focus enhances our ability to respond to customer demand and has contributed to our technologically advanced product development and manufacturing capabilities.

     We have expanded our business to design, manufacture and market a broad range of metal halide products, from basic materials to finished products, and manufacturing equipment, including:

     - materials used to make lamps (the industry term for light bulbs),

     - lamps and other components for lighting systems,

     - complete metal halide lighting systems (i.e., the complete assemblies necessary to create light when connected to electricity), and

     - equipment used to produce metal halide lamps and thin film coatings which are used to coat objects to change the performance of the object without distorting images, for example, anti-reflective coatings on eyeglasses.

     We use some of our materials and components in the manufacture of our own lighting systems for sale to end users. We also sell materials and components to third-party manufacturers for use in the production of their metal halide products. The integration of our product approach is illustrated below:


                                                METAL HALIDE PRODUCTS

                                 Vertical Integration from Materials through Systems

                                                                                              Innovative Products
  Products for Manufacturers                     Products for End Users                          for End Users

                                        Metal Halide
           MATERIALS                      Systems
                                        Produced by                                                   New
             LAMPS                          ADLT                                                  Applications
                                                                     Commercial/
        POWER SUPPLIES                                               Industrial/          -Fiber Optics
                                                                       Outdoor            -Residential
           CONTROLS                  Replacement Parts               Applications         -Headlights
                                     Sold to End Users                                    -Projection TV
        OPTICS/COATINGS
                                    Metal Halide Systems
                                        Produced by
                                       Third Parties


     We produce over 300 ultra-pure metal halide salts, which are the primary ingredients in our lamps that give the lamps their superior lighting quality and true-to-life color. We believe that we produce 100% of the metal halide salts used in the manufacture of metal halide lamps in the United States and over 80% of salts used worldwide. We currently market over 460 types of metal halide lamps (76 specialty, 258 "second generation" Uni-Form(R) pulse start and 132 standard-type), giving us the most diverse product line of any metal halide lamp manufacturer. In addition, we offer components for metal halide and other discharge lamp systems. We also assemble and market complete metal halide systems, which an end user may install to produce light. We produce thin film coatings for applications such as components in telecommunications systems using fiber optic cable, metal halide lamps, and aerospace and defense projects. We also produce the instruments for measuring and testing film coatings.

METAL HALIDE

     Invented approximately 35 years ago, metal halide is the newest of all major lighting technologies. It produces the closest simulation to sunlight of any available lighting technology. Currently, metal halide lighting is used primarily in

     - commercial and industrial applications such as factories and warehouses,

     - outdoor site and landscape lighting,

     - sports facilities, and

     - large retail spaces such as superstores.

Due to metal halide's superior lighting characteristics and efficiency, we believe there are many opportunities to "metal halidize" lighting markets currently dominated by older incandescent and fluorescent lighting. Metal halide lamps provide very high efficiency (70 to 110 lumens per watt), without distorting colors. Metal halide lamps are compact in size and have long lamp life (10,000 to 20,000 hours). All of these things make them the best choice for many uses. For example, a 100 watt metal halide lamp is approximately the same size as a household incandescent lamp, but produces as much light as five 100 watt incandescent lamps. It also produces as much light as three 34-watt, four-foot long fluorescent lamps. Metal halide systems generally offer lower costs over the life of a system, but the installation of a metal halide lighting system typically involves higher initial costs than incandescent and fluorescent lighting systems. Further, metal halide lamps cannot be used in the incandescent and fluorescent lighting fixtures which are very common in existing commercial and industrial facilities.

     We believe that the majority of the growth of metal halide lighting has occurred in commercial and industrial applications. The lighting industry has introduced metal halide systems in fiber optic, projection television and automotive headlamp applications. We believe that additional opportunities for metal halide lighting exist in other applications where energy efficiency and light quality are important. As a result of our dominant position in metal halide materials, we expect to benefit from continued growth in metal halide markets. In addition, we expect to be a leader in metal halide's continued market expansion by providing new and technically superior metal halide system components and complete systems.

     Our principal place of business is located at 32000 Aurora Road, Solon, Ohio 44139 and our telephone number is 440/519-0500.

                                  RISK FACTORS

     You should consider carefully the following factors, as well as the other information that we include or incorporate by reference in this prospectus or in a supplement to this prospectus, in evaluating an investment in the securities that we are offering.

IF METAL HALIDE LAMPS, OUR PRIMARY PRODUCT, DO NOT GAIN WIDER MARKET ACCEPTANCE, OUR BUSINESS AND FINANCIAL PERFORMANCE MAY SUFFER

     We derive a substantial portion of our net sales and income from selling metal halide materials, systems and components, and production equipment. Revenues from metal halide products represented between approximately 74% of net sales in fiscal 1999 and 73% of net sales in fiscal 1998. Our current operations and growth strategy are focused on the metal halide lighting industry. Metal halide is the newest of all commercial lighting technologies. Metal halide lamp sales represented approximately 10% of domestic lamp sales in 1999 compared to fluorescent and incandescent lamps which represented approximately 85% of the same market. We attribute our success to the increased acceptance of metal halide lighting in commercial and industrial uses. Our future results are dependent upon continued growth of metal halide lighting for these and other uses. However, metal halide lamps are not compatible with the substantial installed base of incandescent and fluorescent lighting fixtures, and the installation of a metal halide lighting system typically involves higher initial costs than incandescent and fluorescent lighting systems. Metal halide products may not continue to gain market share within the overall lighting market or competitors may introduce better lighting technologies, displacing metal halide lighting in the market. As a growth company, either of these occurrences could have a material adverse effect on our business and our results of operations and the value of our securities.

GENERAL ELECTRIC COMPANY'S RELATIONSHIP WITH US COULD LIMIT OUR ABILITY TO GROW

     On October 6, 1999, GE made an investment of $20.6 million for 761,250 shares of our convertible preferred stock and a warrant for 1,000,000 shares of our common stock. Pursuant to the terms of the GE investment agreement, GE has the right, by converting its preferred shares and exercising warrants, to acquire approximately 4,000,000 of our common shares. GE may get additional rights in the future if we are unable to maintain a 2 to 1 ratio of earnings before interest and taxes to interest charges for a six-month measurement period. Measurement periods are the six months ending on the last day of each fiscal quarter until September 30, 2010. We did not maintain this ratio for the six months ended December 31, 1999, but we did for the six months ended March 31, 2000. If we fail to maintain the ratio in future measurement periods, GE would obtain the right to purchase and vote additional shares of our stock and acquire voting control of our company. On the first future failure, if it happens, GE would obtain rights to purchase and/or vote a number of shares determined by a formula at the time of the failure. The number of shares owned or available to GE at that time would be less than a majority of our stock. At the time of the second future failure, if it happens, GE would own or have the right to purchase and/or vote the number of shares which would be a majority of our stock. The existence of a large block of shares which could effectively control our shareholder votes, or which could be sold in public or private sales, may limit our ability to obtain financing in the future from other sources, including public offerings or private sale of our common stock.

GENERAL ELECTRIC COMPANY'S RIGHTS COULD STRAIN OUR FINANCIAL RESOURCES

     In October 2004, GE has a one-time right to make us redeem their preferred stock, although we have up to one year to arrange financing. GE also has the right to make us redeem their preferred stock if GE does not get the necessary governmental approvals of their rights to acquire more of our shares in the future, if we issue additional common shares, or if we borrow more than a total of $210 million. The existence of these limits may reduce our ability to obtain financing in the future. If we have to redeem the preferred stock, our financial resources will be reduced, and could cause us to default under the indenture governing our 8% Senior Notes Due 2008. We are required to redeem shares of this preferred stock which have not been converted to common stock by October 2010. Although GE cannot make us redeem their preferred stock if a default results, the failure to redeem GE's preferred stock after GE makes a request for redemption could adversely affect our relationship with GE.

GENERAL ELECTRIC COMPANY'S RELATIONSHIP WITH US COULD HARM OUR RELATIONSHIP WITH OTHER LIGHTING COMPANIES

     GE's investment is expected to increase our operating flexibility. In addition, we anticipate that this will strengthen our supplier-customer relationship with GE. However, some of our significant suppliers and customers are also lighting companies. We have not experienced any adverse impact from these other companies since the March 1999 public announcement of the agreement in principle regarding the investment. However, we do not yet know if this increased investment will have an adverse affect on our relationship with other major companies in the lighting business.

OUR DEGREE OF INDEBTEDNESS COULD LIMIT OUR ABILITY TO GROW AND REACT TO CHANGES IN MARKET CONDITIONS

     At March 31, 2000, we had approximately $164.2 million of total indebtedness outstanding and $100.1 million of preferred and common shareholders' equity. At March 31, 2000, we also had $20.2 million available (subject to borrowing base compliance and other limitations) to be drawn under our bank credit facility.

     The indentures under which we have issued and may issue our debt securities permit us and our subsidiaries to incur substantial amounts of additional indebtedness in the future. The degree to which we are leveraged could have important consequences to holders of our securities, including the following:

     - our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited, and

     - our flexibility in planning for or reacting to changes in market conditions may be limited, causing us to be more vulnerable in the event of a downturn in our business.

OPERATING WITHOUT ADDITIONAL CASH RESOURCES COULD LIMIT OUR OPERATIONS AND
GROWTH

     In the last half of fiscal 1999, we instituted cost reduction measures intended to allow our operations to produce more cash revenues than we spend on operations. We have spent more money on our operations than the revenues our operations have generated in each of our last three fiscal years and the first nine months of fiscal year 2000, and have spent more money on operations and investing in our business than our operations have generated in each of our last four fiscal years and in the first nine months of fiscal year 2000. While we believe we will generate more cash in our operations than we are spending on operations, we can't assure investors that the cost-saving measures will generate positive cash flow from our operations in the future. In addition, we are not currently generating sufficient cash in our business to make the investments in our future growth which we would like. Our ability to borrow additional money under our $60 million bank credit facility which we entered into on May 21, 1999 is limited. In order to have enough cash for future operations and growth, we must generate greater net cash flow and/or demonstrate our ability to achieve acceptable financial results in order to increase our access to additional cash resources from lenders and investors.

OUR LOAN TO MR. HELLMAN MAY IMPAIR OUR CAPITAL RESOURCES

     On October 8, 1998, we made a $9 million loan to Wayne R. Hellman, our Chairman and CEO. The loan was due on October 6, 1999. Mr. Hellman has paid interest accrued on the loan through October 6, 1999. The term of the loan has been extended. If Mr. Hellman doesn't repay the loan in accordance with the current understanding, it could materially and adversely affect our ability to obtain money from lenders and investors. If we take action to make Mr. Hellman pay the loan, it may hurt Mr. Hellman's performance, which could hurt our operations.

IF WE ARE UNABLE TO DEVELOP AND BROADEN OUR PRODUCT LINES OUR BUSINESS MAY
SUFFER

     We have recently broadened our systems and components product line. The marketing efforts and strategies for these product extensions are quite different from those we have used for our historical operations. These differences are based on the need to focus efforts on sales to the users of the products rather than lighting fixture original equipment manufacturers. We may not be successful in adding new products to our current product categories or in developing new categories of products. If we are unable to successfully add new products or develop new product categories, this could adversely affect our future growth and financial results.

OUR BUSINESS SUCCESS HAS BEEN BASED ON NEW PRODUCTS, AND IF WE DO NOT INTRODUCE NEW PRODUCTS OUR BUSINESS MAY SUFFER

     We attribute our historical success, in large part, to the introduction of new products in each of our product lines to meet the requirements of our customers. Our future success will depend upon our continued ability to develop and introduce innovative products. Even though we spent significant amounts on research and development in fiscal 1999 and in prior years, we may not be able to develop or introduce innovative products in the future. Even if a new product is developed for a particular use, the product may not be commercially successful. In addition, competitors occasionally have followed our introduction of successful products with similar product offerings. As a result of these and other factors, we may not continue to be successful in introducing new products. Since we are viewed as a growth company, if we are unable to successfully introduce new products, this inability could adversely affect our financial results and the value of our securities.

OUR SIGNIFICANT PAST GROWTH AND FUTURE GROWTH OBJECTIVES STRAIN OUR RESOURCES

     We have experienced significant growth in recent years. This has placed a strain on our management, employees, finances and operations. We have set aggressive growth objectives for our net sales and net income which may continue to strain our resources. These objectives may be increasingly difficult to achieve. To achieve these objectives, we will seek to develop new products and new uses for our products and seek to expand our distribution capabilities. We may also seek to acquire and/or invest in related businesses inside and outside of the United States. Any of our efforts in pursuit of these objectives may expose us to risks that could adversely affect our results of operations and financial condition. To manage growth effectively, we must continue to implement changes in many aspects of our business, expand our information systems, increase the capacity and productivity of our materials, components, systems and production equipment operations, develop our metal halide systems capability and hire, develop, train and manage an increasing number of managerial, production and other employees. Also, we have made and may continue to extend our product lines through acquisitions. The success of these acquisitions will depend on the integration of the acquired operations with our existing operations. If we are unable to anticipate or manage growth effectively, our operating results could be adversely affected. Likewise, if we are unable to successfully integrate acquired operations and manage expenses and risks associated with integrating the administration and information systems of acquired companies, our operating results could be adversely affected.

WE MAY BE UNABLE TO REALIZE BENEFITS FROM ACQUISITIONS AND INVESTMENTS

     In order to implement our business strategy, we may from time-to-time consider expansion of our products and services through joint ventures, strategic partnerships and acquisitions of, and/or investments in, other business entities. We have no agreement or understanding with any significant prospective acquisition or investment candidate in respect of a specific transaction, but, at the date of this prospectus, we are engaged in preliminary discussions with potential candidates. We cannot be certain that any agreement will result from these discussions or that we will be able to identify, acquire or manage future acquisition candidates profitably. In addition, we cannot be certain as to the timing or amount of any return or anticipated benefits that we might realize on any acquisition or investment.

     Acquisitions or investments could require us to commit funds, which could reduce our future liquidity. Our possible future acquisitions or investments could result in additional debt, contingent liabilities and amortization expenses related to goodwill and other intangible assets, as well as write-offs of unsuccessful acquisitions, any or all of which could materially adversely affect our performance, and, therefore, holders of our securities. We have made several acquisitions since 1997, including our largest acquisition to date, Ruud Lighting, Inc., the effect of which has been to double our revenues. There can be no assurance that we will be able to integrate these acquisitions or to manage our expanded operations effectively. In addition, since that date we have made substantial investments in entities that we do not and will not be able to control. We may find it difficult or impossible to realize cash flows from these investments, or to liquidate these investments, which could adversely affect the holders of our securities.

THE EXTENT OF OUR INTERNATIONAL BUSINESS OPERATIONS COULD HURT OUR PERFORMANCE

     We have derived, and expect to derive in the future, a substantial portion of our net sales from our international business. Revenues from customers outside of the United States represented approximately 33% of our net sales for fiscal 1999. Our international joint ventures and operations and our export sales are subject to the risks inherent in doing business abroad, including delays in shipments, adverse fluctuations in currency exchange rates, increases in import duties and tariffs, and changes in foreign regulations and political climate. We have granted and will grant our joint ventures and operations in foreign countries rights to use our technology. While we will attempt to protect our intellectual property rights in these foreign joint ventures and operations, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

     Approximately 25% of our net sales in fiscal 1999 were denominated in currencies other than U.S. dollars, principally pounds sterling, Australian dollars and Canadian dollars. A weakening of these currencies versus the U.S. dollar could have a material adverse effect on our business and results of operations and, therefore, holders of our securities. We currently do not hedge our foreign currency exposure.

IF WE ARE UNABLE TO PROTECT OUR IMPORTANT PATENTS AND TRADE SECRETS OR IF OTHERS ENFORCE RIGHTS AGAINST US, OUR BUSINESS MAY SUFFER

     We rely primarily on trade secret, trademark and patent laws to protect some of our rights to our products, like proprietary manufacturing processes and technologies, product research, concepts and trademarks. These rights are important to the success of our products and our competitive position. The actions that we take to protect our proprietary rights may not be adequate to prevent imitation of our products, processes or technology. Our proprietary information may become known to competitors; we may not be able to effectively protect our rights to unpatented proprietary information; and others may independently develop substantially equivalent or better products that do not infringe on our intellectual property rights. Other parties may assert rights in, and ownership of, our patents and other proprietary rights. Any of these developments could adversely affect the way we currently conduct our business.

     In recent years, we have successfully taken legal action to enjoin misappropriation of trade secrets by other parties. Any increase in the level of activities involving misappropriation of our trade secrets or other intellectual property rights could require us to increase significantly the resources devoted to these efforts. In addition, an adverse determination in litigation could subject us to the loss of our rights to a particular trade secret, trademark or patent, could require us to grant licenses to third parties, could prevent us from manufacturing, selling or using related aspects of our products, or could subject us to substantial liability. Because we are a company which relies on advanced technology and innovation, any of these occurrences could have a material adverse effect on our results of operations.

IF WE LOSE OUR KEY PERSONNEL, IT WOULD ADVERSELY AFFECT OUR BUSINESS

     We are highly dependent on the continued services of Wayne R. Hellman, our founder, Chairman, Chief Executive Officer, and principal shareholder. We and Mr. Hellman have entered into an employment agreement providing for a term ending December 31, 2003. We are also highly dependent on the services of

Alan J. Ruud, our Vice Chairman and a principal shareholder. We and Mr. Ruud have entered into an employment agreement providing for a term ending January 1, 2001. The loss of the services of Mr. Hellman or Mr. Ruud for any reason could have a material adverse effect on our business and, in turn, to investors in our securities. We are the beneficiary of life insurance which we maintain with respect to Mr. Hellman, in the amount of $8 million, and Mr. Ruud, in the amount of $2 million.

CONTROL OF OUR STOCK BY PRINCIPAL SHAREHOLDERS MAY ALLOW THEM TO INFLUENCE SIGNIFICANTLY SHAREHOLDER DECISIONS, WHICH COULD ADVERSELY AFFECT INTERESTS OF OTHER HOLDERS OF OUR SECURITIES

     Mr. Hellman individually owns approximately 9.4% of the outstanding shares of our common stock and, individually and in other capacities, has the power to vote a total of 19.2% of the outstanding shares of common stock (or approximately 16.7% of the shareholder voting power). Mr. Ruud individually owns approximately 10.5% of the outstanding shares of common stock and, individually and as a voting trustee, has the power to vote a total of approximately 17.8% of the outstanding shares of common stock (or approximately 15.5% of the shareholder voting power). GE owns shares of our preferred stock with voting power equivalent to approximately 13.0% of our common stock and GE owns approximately 2.1% of our common stock. This gives GE approximately 14.8% of total shareholder voting power, subject to increase upon exercise of its warrant to purchase one million shares of our common stock. In addition to GE's ownership, in the future, GE may gain the right to vote shares owned or voted by Mr. Hellman and Mr. Ruud. As a result, although GE, Mr. Hellman and Mr. Ruud have no arrangement or understanding of any kind with each other as to the current voting of their shares, either GE, Mr. Hellman or Mr. Ruud, or any combination of them, may be able to significantly influence, and may be able effectively to control, all matters requiring shareholder approval, including the election of directors (which could control our affairs and our management), amendments to our articles of incorporation, mergers, share exchanges, the sale of all or substantially all of our assets, going-private transactions and other fundamental transactions. Accordingly, the decisions of our principal shareholders could have a material adverse effect on the market price of our common stock or the value of our other securities.

IF GE OR ANOTHER INVESTOR CAN VOTE MORE THAN 35% OF OUR STOCK, WE MAY HAVE TO REPAY LOANS

     If GE, or any investor or group of investors, other than Mr. Hellman or his family, get the right to vote more than 35% of our stock, our credit facility banks will have the right to demand payment under our revolving and term loans and we will have to offer to repurchase our 8% Notes at a purchase price of 101% of the face amount, together with unpaid interest. These provisions may make it more difficult for someone to take us over. We can't be sure that we will have adequate resources to meet our obligations relating to these loans and our 8% Notes if an investor gains a 35% voting interest. Even if we can meet these obligations, if we have to repay the credit facility banks and repurchase our 8% Notes, it could hurt our ability to finance operations and future growth.

OUR STOCK PRICE HAS VARIED WIDELY, AND THIS WIDE VARIATION MAY MAKE IT DIFFICULT FOR US TO SELL OUR STOCK AND STRAIN OUR FINANCIAL RESOURCES

     Our common stock first became publicly traded in December 1995. After the initial public offering, the stock price rose substantially from the initial public offering price of $10 per share. The price of our common stock has varied widely. In October 1998, the closing price of our stock reached as low as $4.875. This wide variation and the possibility of wide variation in the future may make it difficult for us to sell additional shares of stock at prices which we believe reflect the value of our stock or make it difficult to sell stock at all. If we can't sell stock to obtain the money we need, it may be difficult to operate and grow.

ENVIRONMENTAL REGULATIONS COULD STRAIN OUR RESOURCES

     Our operations are subject to federal, state, local and foreign laws and regulations governing, among other things, emissions to air, discharge to waters, and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our business operations and facilities are being operated in compliance in all material respects with applicable environmental, health and safety laws and regulations, many of which provide for substantial fines and criminal sanctions for violations. However, the operations of manufacturing plants entail risks in these areas, and we could incur material costs or liabilities. In addition, we could be required to make potentially significant expenditures to comply with evolving environmental, health and safety laws, regulations or requirements that may be adopted or imposed in the future. The imposition of significant environmental liabilities on us could have a material adverse effect on our business and financial results.

BECAUSE OUR PRIMARY COMPETITORS ARE MORE ESTABLISHED AND HAVE MORE RESOURCES THAN WE DO, WE MAY LACK THE RESOURCES TO CAPTURE INCREASED MARKET SHARE

     We compete with respect to our major products with numerous well-established producers of materials, components, and systems and equipment, many of which possess greater financial, manufacturing, marketing and distribution resources than we do. In addition, many of these competitors' products utilize technology that has been broadly accepted in the marketplace (i.e., incandescent and fluorescent lighting) and is better known to consumers than is our metal halide technology. We compete with GE, Philips Electronics N.V. and Siemens A.G.'s OSRAM/Sylvania, Inc. subsidiary in the sale of metal halide lamps. We estimate, based on published industry data, that these three companies had a combined domestic market share of approximately 85% for metal halide lamps based on units sold and approximately 95% of the total domestic lamp market. Accordingly, these companies dominate the lamp industry and exert significant influence over the channels through which all lamp products, including ours, are distributed and sold. Our component products and systems also face strong competition, particularly in the power supply market, in which our two largest competitors, Advance Transformer Co. (a division of Philips) and Magnetek, Inc., each have a larger market share than we do. Our competitors may increase their focus on metal halide materials, systems and components, and expand their product lines to compete with our products. This type of increase or expansion could make it more difficult for us to maintain sales or grow.

WE SELL PRODUCTS TO OUR COMPETITORS AND PURCHASE COMPONENTS FROM OUR COMPETITORS, AND THESE RELATIONSHIPS COULD CHANGE BASED ON OUR COMPETITORS' INTERESTS. THIS CREATES A RISK OF POTENTIAL DECLINES IN SALES AND REDUCED ACCESS TO COMPONENTS.

     Notwithstanding the fact that we compete with GE, Philips and Sylvania in the sale of our products, we purchase a significant quantity of raw materials and private label lamps from these three companies (aggregating $18.5 million in fiscal 1999, of which $13.5 million was from GE and $13.2 million in the first nine months of fiscal 2000, of which $10.8 million was from GE) and derive significant revenue from sales of our materials, components, and systems to each of these three companies (aggregating $18.8 million in fiscal 1999, of which $4.6 million was to GE and $18.6 million in the first nine months of fiscal 2000, of which $5.5 million was to GE). Any significant change in our relationships with these companies, or in the manner in which these companies participate in the manufacturing, distribution, and sale of metal halide lighting products, could have a material adverse effect on our business and, in turn, holders of our securities.

OUR AGREEMENTS WITH CREDITORS IMPOSE RESTRICTIONS THAT COULD IMPEDE OUR GROWTH

     Our bank credit facility and the 8% Notes indenture contain restrictive covenants, including

     - covenants limiting our ability and our subsidiaries' ability to incur additional indebtedness, pay dividends, make investments, consummate asset sales, enter into transactions with affiliates and incur liens, and

     - covenants imposing restrictions on the ability of our subsidiaries to pay dividends or make payments to us, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

     Although the covenants are subject to exceptions designed to allow us and our subsidiaries to operate without undue restraint, these covenants could adversely affect our ability to finance our future operations or capital needs or engage in other business activities which may be in our interest. In addition, our bank credit facility requires that we maintain financial ratios. Our growth will depend in part upon our ability to fund acquisitions and investments, any of which may make it more difficult to maintain financial ratios. Our ability to comply with these provisions may be affected by events beyond our control. A breach of any of these covenants or the inability to comply with the required financial ratios could result in a default under our bank credit facility that would entitle the lenders to accelerate payment of the entire debt. This would adversely affect us and holders of our securities. We replaced our earlier credit facility in 1999 and we have amended our bank credit facility since it was put into place, in part to amend these covenants. These amendments were necessary to allow us to borrow cash necessary to maintain our operations and to finance purchases of machinery and equipment to improve our operations. As a growth company, we may need to amend or replace our bank credit facility prior to its maturity on May 21, 2002.

                            SELECTED FINANCIAL DATA

     The following table contains selected consolidated and combined financial data and is qualified by the more detailed Consolidated Financial Statements and Notes thereto of ADLT incorporated by reference into this prospectus. The balance sheet data as of June 30, 1999, 1998, 1997 and 1996 and the operating statement data for each of the fiscal years ended June 30, 1999, 1998, 1997, 1996 and 1995 are derived from the audited Consolidated Financial Statements of ADLT. The balance sheet data as of June 30, 1995 are derived from the audited Combined Financial Statements of ADLT's predecessor companies. The balance sheet data as of March 31, 2000 and the operating statement data for the nine months ended March 31, 2000 and 1999 have been derived from the Unaudited Consolidated Financial Statements of ADLT, which have been prepared by management on the same basis as the audited Consolidated Financial Statements of ADLT and, in the opinion of management, include all adjustments (consisting of normal recurring accruals) which ADLT considers necessary for a fair presentation of the results for these periods. The selected financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference into this prospectus.

                                          NINE MONTHS ENDED
                                              MARCH 31,                           YEAR ENDED JUNE 30,
                                         --------------------    -----------------------------------------------------
                                           2000        1999        1999        1998       1997       1996       1995
                                         --------    --------    --------    --------    -------    -------    -------
                                             (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
OPERATING STATEMENT DATA:
  Net sales............................  $171,010    $142,349    $193,203    $168,349    $86,490    $54,636    $40,767
  Costs and expenses:
    Cost of sales......................   103,966      96,633     135,773     101,697     45,738     29,164     21,899
    Marketing and selling..............    31,159      32,828      45,035      29,990     15,832      8,755      6,381
    Research and development...........    10,643      13,757      17,680      10,843      5,804      3,000      1,673
    General and administrative.........    11,790      14,308      21,192      12,208      7,184      6,152      5,452
    Settlement of claims (1) (2).......        --          --          --          --        771      2,732         --
    Fiber optic joint venture formation
      costs............................        --          --          --         212        286         --         --
    Purchased research and development
      (3)..............................        --          --          --      18,220         --         --         --
    Special charges (3)................      (234)     18,564      31,107      15,918         --         --         --
    Amortization of intangible
      assets...........................     2,053       2,057       2,789       1,691        406         90         55
    Restructuring (4)..................        --          --          --          --         --         --       (121)
                                         --------    --------    --------    --------    -------    -------    -------
Income (loss) from operations..........    11,633     (35,798)    (60,373)    (22,430)    10,469      4,743      5,428
Interest income (expense), net.........   (10,017)     (9,114)    (12,767)     (2,388)      (668)    (1,316)    (2,074)
Income (loss) from equity investment
  (5)..................................       189        (442)     (6,318)       (501)        --         --         --
Income (loss) from continuing
  operations before income taxes,
  minority interest, extraordinary
  charge and accounting change.........     1,805     (45,354)    (79,458)    (25,319)     9,801      3,427      3,354
Income taxes (benefit).................       549       3,181       2,281      (1,311)     2,697        910        212
                                         --------    --------    --------    --------    -------    -------    -------
Income (loss) from continuing
  operations before minority interest,
  extraordinary charge and accounting
  change...............................     1,256     (48,535)    (81,739)    (24,008)     7,104      2,517      3,142
Minority interest in income of
  consolidated subsidiary..............       (13)         --          --          --         --         --         --
Recontinuance of previously
  discontinued operations (6)..........        --       1,023       1,331      (1,331)        --         --         --
                                         --------    --------    --------    --------    -------    -------    -------
Income (loss) before extraordinary
  charge and accounting change.........     1,243     (47,512)    (80,408)    (25,339)     7,104      2,517      3,142
Extraordinary charge, net of applicable
  income tax benefits (7)..............        --          --        (902)       (604)        --       (135)      (253)
Cumulative effect for change in
  accounting (8).......................        --      (2,443)     (2,443)         --         --         --         --
                                         --------    --------    --------    --------    -------    -------    -------
Net income (loss)......................  $  1,243    $(49,955)   $(83,753)   $(25,943)   $ 7,104    $ 2,382    $ 2,889
                                         ========    ========    ========    ========    =======    =======    =======

                                          NINE MONTHS ENDED
                                              MARCH 31,                           YEAR ENDED JUNE 30,
                                         --------------------    -----------------------------------------------------
                                           2000        1999        1999        1998       1997       1996       1995
                                         --------    --------    --------    --------    -------    -------    -------
                                             (UNAUDITED)
                                                        (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)
Earnings (loss) per share -- diluted
  (9):
    Income (loss) from continuing
      operations.......................  $    .00    $  (2.40)   $  (4.04)   $  (1.32)   $   .52    $   .12    $   .10
    Recontinuance of previously
      discontinued operations..........        --         .05         .07        (.07)        --         --         --
    Extraordinary charge...............        --          --        (.05)       (.04)        --       (.01)      (.03)
    Cumulative effect for change in
      accounting.......................        --        (.12)       (.12)         --         --         --         --
                                         --------    --------    --------    --------    -------    -------    -------
  Net earnings (loss) per
    share -- diluted...................  $    .00    $  (2.47)   $  (4.14)   $  (1.43)   $   .52    $   .11    $   .07
                                         ========    ========    ========    ========    =======    =======    =======
  Shares used for computing per share
    amounts -- diluted.................    21,086      20,222      20,232      18,195     13,558      9,479      7,818
                                         ========    ========    ========    ========    =======    =======    =======
OTHER FINANCIAL DATA:
Depreciation and amortization..........  $  7,514    $  6,934    $  9,176    $  5,314    $ 2,579    $ 1,638    $ 1,399
EBITDA (10)............................    19,336     (29,306)    (57,515)    (17,617)    13,048      6,381      6,827
Ratio of EBITDA to interest expense
  (10).................................       1.8          --          --          --        8.6        4.1        3.2
Capital expenditures...................  $  4,357    $ 20,781    $ 22,130    $ 32,579    $18,095    $ 5,050    $ 1,530
Cash flow from (used in) operations....   (12,658)    (19,724)    (19,312)    (13,528)    (4,183)     1,326      4,464
Cash flow from (used in) investing
  activities...........................    (8,134)    (29,049)    (28,914)    (92,117)   (44,058)    (8,125)    (1,530)
Cash flow from (used in) financing
  activities...........................    20,706      38,765      29,889     123,614     50,757      7,451     (2,567)

                                                     AS OF                           AS OF JUNE 30,
                                                   MARCH 31,     ------------------------------------------------------
                                                     2000          1999        1998        1997       1996       1995
                                                  -----------    --------    --------    --------    -------    -------
                                                  (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.....................    $  3,744     $  3,830    $ 21,917    $  4,198    $ 1,682    $ 1,030
  Working capital (deficit).....................      40,100       18,629      79,852      42,380     17,341       (870)
  Total assets..................................     306,137      284,506     329,434     134,838     56,297     29,402
  Total long-term debt..........................     157,770      152,496     117,756      35,908     11,034      8,853
  Preferred stock (Redemption
    value -- $21,356)...........................      16,411           --          --          --         --         --
  Total common shareholders' equity (deficit)...      83,674       77,441     170,837      66,032     26,594     (1,035)

---------------

 (1) On March 1, 1996, a former shareholder of Venture Lighting International, Inc., asserted a claim against certain officers and directors of ADLT, and subsequently against ADLT, seeking $3,600 in damages relating to the redemption of his Venture shares prior to ADLT's acquisition of its predecessor companies in connection with its formation, which we refer to as the combination. On August 23, 1996, another former Venture shareholder filed a similar claim against ADLT and these officers and directors seeking damages of $1,600. On November 29, 1996, ADLT and these officers and directors entered into a settlement of both claims for an aggregate amount of $475. The pretax charge of $771 in fiscal 1997 represents the $475 settlement plus legal and other directly-related costs, net of insurance recoveries.

 (2) On October 27, 1995, several former Venture shareholders, whose shares were redeemed in August 1995 (prior to the combination), asserted a claim against certain officers of ADLT. On November 15, 1995, these officers entered into a settlement agreement. Since the settlement resulted in a transfer of personal shares held by these officers, there was no dilution of the ownership interests of other shareholders of ADLT. The settlement was recorded as a noncash expense and an increase in paid-in capital of ADLT in December 1995.

 (3) Fiscal 1999 results include special charges related to ADLT's plans to accelerate its focus on metal halide products, insulate it from deteriorating economic conditions in the Pacific Rim, exit its noncore products, integrate fully its core and acquired U.S. operations to produce profitable growth and reduce its use of cash. Specific initiatives by ADLT included principally: (a) limiting further Pacific Rim expansion, (b) changing global lamp manufacturing strategy, (c) restructuring marketing operations in North America and Europe, (d) accelerating exit from noncore product lines, (e) consolidating equipment manufacturing operations, (f) reducing corporate and administrative overhead, and (g) evaluating long-lived assets. Also included in special charges are amounts related to the wind-down of portable fixture manufacturing operations. The amounts are classified in the fiscal 1999 statement of operations as: cost of sales -- $3,956 and, special charges -- $31,107. ADLT recorded $19,372 of these special charges in the first nine months of fiscal 1999, which were classified in the statement of operations as: cost of sales -- $808 and, special charges -- $18,564.

     Fiscal 1998 results include special charges related to the purchase price allocation for Deposition Sciences, Inc. of $18,220 for purchased in-process research and development. The special charges also include $17,984 principally relating to the rationalization of ADLT's global power supply operations, principally: (a) the discontinuance of certain power supply products at ADLT's power supply facilities, (b) the write-down of certain intangible and fixed assets and
     (c) charges related to the consolidation and rationalization cost of distribution activities and of new information systems and a reassessment of investments. The amounts are classified in the fiscal 1998 statement of operations as: cost of sales -- $2,066; purchased in-process research and development -- $18,220; and, special charges -- $15,918.

 (4) In fiscal 1994, ADLT recorded a provision of $852 for the costs, principally inventory and equipment write-downs, in connection with exiting a product line unrelated to lighting. In fiscal 1995, the disposition plan was revised, resulting in a reduction of the original estimate by $121.

 (5) In fiscal 1999, the loss from equity investments includes a pretax noncash write-down of $5,883 related to ADLT's investment in the Unison joint venture.

 (6) Microsun Technologies, Inc. was identified in March 1998 for disposition through a plan to distribute to ADLT's shareholders all of the ownership of Microsun in a tax-free spin-off transaction estimated to be completed by December 1998. Because of the deterioration of the capital markets and the inability to raise capital necessary to spin-off the Microsun business, ADLT concluded that it would wind-down the operations, close the manufacturing facilities and liquidate the assets of Microsun. In October 1999, management decided, with the approval of the board of directors to retain the Microsun business -- the portable lighting fixture products business that uses metal halide lighting technology -- as part of ADLT's continuing operation. In accordance with the accounting requirements for recontinuance, the financial statements have been reclassified to present Microsun within continuing operations.

 (7) In fiscal 1999, ADLT incurred an extraordinary loss on the early extinguishment of debt of $902. In fiscal 1998, ADLT incurred an extraordinary loss on the early extinguishment of debt of $604. In fiscal 1996, ADLT incurred an extraordinary loss on the early extinguishment of debt of $135. In fiscal 1995, ADLT incurred an extraordinary loss on the early extinguishment of debt of $253.

 (8) In fiscal 1999, ADLT recorded $2,443 as a cumulative change in accounting principle relating to the write-off of start-up costs in accordance with the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides authoritative guidance on accounting for and financial reporting of start-up costs and organization costs, and required that ADLT expense all previously capitalized start-up costs and organization costs as a cumulative effect of a change in accounting principle.

 (9) Net earnings per share is based upon the income attributable to holders of common stock. Net earnings per share have been decreased by preferred share accretion of $1,208 ($.06 per share) in the nine months ended March 31, 2000, and by preferred stock dividends and increases in the value of warrants aggregating $1,350 ($.14 per share) in fiscal 1996 and $2,360 ($.30 per share) in fiscal 1995.

(10) EBITDA is provided because it is a measure commonly used to evaluate a company's ability to service its indebtedness. EBITDA is presented to enhance the understanding of ADLT's operating results and is not intended to represent cash flows or results of operations in accordance with GAAP for the periods indicated. EBITDA is not a measurement under GAAP and is not necessarily comparable with similarly titled measures of other companies. Net cash flows from operating, investing and financing activities as determined using GAAP are also presented in Other Financial Data. In the nine months ended March 31, 1999, EBITDA was inadequate to cover interest expense by $39,315. In fiscal 1999, EBITDA was inadequate to cover interest expense by $71,404. In fiscal 1998, EBITDA was inadequate to cover interest expense by $21,435.

        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                                          NINE
                                                         MONTHS
                                                          ENDED
                                                        MARCH 31,          YEAR ENDED JUNE 30,
                                                       -----------   --------------------------------
                                                       2000   1999   1999   1998   1997   1996   1995
                                                       ----   ----   ----   ----   ----   ----   ----
Ratio of earnings to fixed charges (1)...............  1.0x     --     --     --   4.8x   2.0x   1.7x
Ratio of earnings to fixed charges and preferred
  stock dividends (1)................................  1.0x     --     --     --   4.8x   2.0x   1.7x

---------------

(1) For purposes of calculating the unaudited ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before provision for income taxes plus fixed charges. Fixed charges consist of interest charges and amortization of debt issuance cost, whether expensed or capitalized, and that portion of rental expense that is representative of interest. In the nine months ended March 31, 1999, earnings were inadequate to cover fixed charge requirements by $45,902,000. In fiscal 1999, earnings were inadequate to cover fixed charge requirements by $80,103,000. In fiscal 1998, earnings were inadequate to cover fixed charge requirements by $26,437,000.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and any supplements, including information incorporated by reference, discuss future expectations, contain projections of our future operating results or financial condition or state other forward-looking information relating to, among other things:

     - our potential acquisitions or joint ventures,

     - our financing plans,

     - trends affecting our financial condition or operating results,

     - continued growth of the metal halide lighting market,

     - our operating and growth strategies, and

     - lawsuits and claims that may affect us.

Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contemplated by these projections. We based this forward-looking information on factors we believe affect our business and derived it using assumptions we believe to be reasonable.

     Important factors that may cause actual results to differ include, among other things, the results of our efforts to implement our business strategy, the effect of general economic conditions, actions of our competitors and our ability to respond to those actions, the cost of our capital, which may depend in part on our portfolio quality, debt ratings, prospects and outlook, changes in governmental regulation, tax rates and similar matters, the results of lawsuits, the ability to attract and retain quality employees and other risks detailed in our other filings with the SEC. We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.

                               ACQUISITION TERMS

     This prospectus covers securities that we may issue from time to time in the future on the completion of acquisitions of assets, businesses or securities.

     We intend to issue these securities to acquire assets, businesses, or other securities. When we identify an acquisition candidate, we will negotiate the terms of the transaction, including the type and dollar amount of securities we will issue, with the people who own or control the acquisition candidate. We also expect the securities to be issued at prices reasonably related to the market price of the securities either at the time an agreement is entered into or at or about the time the securities are delivered. We will not pay any underwriting discounts or commissions, although we may pay finder's fees in some of our acquisitions. Any person receiving finder's fees may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on the resale of securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                         DESCRIPTION OF DEBT SECURITIES

     ADLT may issue debt securities separately or together with other securities. We may issue debt securities in exchange for other securities. We may issue debt securities on conversion of our convertible securities. The debt securities are to be either senior debt securities or subordinated debt securities. We may issue them in one or more series under an indenture which we will enter into with one or more U.S. banking institutions, as trustee. The indenture may, but does not have to, have separate trustees for senior and subordinated debt securities. The terms of any series of debt securities will be set forth in the indenture and the debt securities. Some terms will be made part of the indenture by the Trust Indenture Act. The summary of the indenture provisions and the debt securities set forth below and the summary of terms of a particular series of debt securities set forth in the applicable prospectus supplement do not purport to be complete. The indenture and the debt securities contain additional important terms and provisions. The indenture is filed as an exhibit to the registration statement that includes this prospectus. The form of debt securities of any series will be filed with the SEC as an exhibit before they are issued. All references to ADLT in this discussion shall mean Advanced Lighting Technologies, Inc., excluding, unless the context shall otherwise require, its subsidiaries.

     The following description of debt securities sets forth general terms and provisions of debt securities to which any prospectus supplement may relate. Specific terms of any particular series of debt securities will be described in the applicable prospectus supplement. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described below, you should rely on the prospectus supplement description.

     In addition, this prospectus relates to up to $50,000,000 aggregate principal amount of our 8% Notes, which we may issue and is in addition to $100,000,000 aggregate principal amount of 8% Notes outstanding as of the date hereof. The 8% Notes are issuable under the 8% Notes indenture. See "8% Senior Notes Due 2008" below.

GENERAL TERMS OF THE DEBT SECURITIES WHICH WILL BE DESCRIBED IN THE APPLICABLE PROSPECTUS SUPPLEMENT

     The debt securities may be issued from time to time in one or more series of senior debt securities and/or one or more series of subordinated debt securities. The indenture does not limit the aggregate principal amount of debt securities which may be issued. The indenture also provides that debt securities of a series may be issued up to an aggregate principal amount which we may set from time to time. The prospectus supplement for any debt securities which we offer pursuant to this prospectus will describe specific terms of the debt securities. These terms may include:

     - the title or designation of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the price or prices (expressed as a percentage of the principal amount) at which the debt securities will be issued;

     - the date or dates on which the principal and any premium on the debt securities will be payable, or the method or methods by which the date or dates will be determined;


     - the rate or rates at which the debt securities will bear interest (which may be 0%), or how the rate or rates are to be determined, the date or dates from which interest will accrue, or how the date or dates are to be determined, and whether and under what circumstances Additional Amounts (as contemplated in the indenture) will be payable -- these amounts may be paid for a series of debt securities to United States aliens, as defined by the IRS and in the indenture, in respect of taxes, assessments and governmental charges;


     - the dates on which any interest will be payable and any record dates which will be used to determine who receives interest payments;

     - the place or places where the principal, any premium and any interest or any Additional Amounts on the debt securities will be payable and the place or places where the debt securities may be surrendered for registration of transfer and exchange, if in addition to or other than The City of New York;

     - any terms and conditions upon which the debt securities may be redeemed at ADLT's option or are subject to repurchase at the holder's option, including dates, eligibility periods and prices;

     - the terms of any sinking fund or similar provision;

     - covenants or events of default added, modified or deleted with respect to the debt securities;

     - whether any debt securities are to be issuable as registered securities or bearer securities or a combination of the two;

     - whether any debt securities will be issued in the form of one or more global securities, and whether the global form will be temporary;

     - whether any person who is not the registered owner of a registered security on the applicable record date will be entitled to receive interest payments and how that person will be determined;

     - whether interest may be paid on bearer securities without presenting interest coupons for payment and how that payment would be made;

     - whether interest on a global security in temporary form will be paid in a manner which is different from the method in the indenture;

     - the portion of the principal amount of the debt securities which shall be payable upon acceleration if the amount is not the full principal amount thereof;

     - the authorized denominations in which the debt securities will be issuable, if the amount is not $1,000 and any integral multiple of $1,000 (in the case of registered securities) or $5,000 (in the case of bearer securities);

     - any terms governing the conversion or exchange of the debt securities for other securities;

     - whether the debt securities will be senior debt securities or subordinated debt securities, and the terms of any subordination;

     - whether the amount of payments of principal, any premium and any interest on the debt securities will be determined with reference to an index, formula or other method or methods and how the amounts will be determined; and

     - any other terms of the debt securities.

     Unless we specify otherwise, interest on debt securities will be calculated on the basis of a 360 day year of twelve 30 day months. When we use the terms "principal," "premium" or "interest" we will also be including any Additional Amounts when debt securities are eligible for payment of Additional Amounts.

     Debt securities may be issued as original issue discount securities. Original issue discount securities are debt securities sold at a substantial discount below their stated principal amount. If they are paid prior to maturity, the principal amount payable to holders will generally be less than their stated principal amount. In the event of an acceleration of the maturity of any original issue discount security, the amount payable to the holder will be determined as described in the applicable prospectus supplement. Also, material Federal income tax and other considerations applicable to original issue discount securities will be described in the applicable prospectus supplement.

     Under the indenture, the terms of the debt securities of any series may differ. ADLT may reopen a previous series of debt securities and issue additional debt securities of the series or establish additional terms of the series, without consent of the holders of the debt securities of any series.

     Unless we specify otherwise in the applicable prospectus supplement, the covenants contained in the indenture and the debt securities will not provide special protection to holders of debt securities if we enter into a highly leveraged transaction, recapitalization or restructuring. In addition, unless we specify otherwise in the applicable prospectus supplement, nothing in the indenture or the debt securities will in any way limit the amount of indebtedness or securities that we or our subsidiaries may incur or issue.

REGISTRATION, TRANSFER, PAYMENT AND PAYING AGENT

     Each series of debt securities will be issued in registered form only, without coupons, unless the related prospectus supplement indicates otherwise. The indenture provides that ADLT may also issue debt securities in bearer form only, or in both registered and bearer form. Bearer securities may not be offered, sold, resold or delivered in connection with any offering in the United States or to any United States person other than offices located outside the United States of United States financial institutions permitted by the IRS. Purchasers of bearer securities will be subject to certification procedures and may be affected by limitations under United States tax laws. These procedures and limitations will be described in the prospectus supplement relating to the offering of the bearer securities.

     Registered securities will be issued in denominations of $1,000 or any integral multiple of $1,000, and bearer securities will be issued in denominations of $5,000, unless the related prospectus supplement indicates otherwise.

     The principal, any premium and any interest on the debt securities will be payable at an office or agency to be maintained by ADLT in the Borough of Manhattan, The City of New York, unless the related prospectus supplement indicates otherwise. Debt securities may also be surrendered for transfer or exchange at that office or agency. Payments of interest with respect to any registered security may be made at the option of ADLT by check mailed to the address of the person entitled to payment or by wire transfer to an account maintained by the person entitled to payment with a bank located in the United States. ADLT will not impose any service charge for any registration of transfer or exchange of debt securities. However, ADLT may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses related to the transfer or exchange.

     Payment of principal, any premium and any interest on bearer securities will be made, subject to any applicable laws and regulations, at the office or agency outside the United States as specified in the prospectus supplement. ADLT may also designate other offices for payment. Payment of interest due on bearer securities on any interest payment date will be made only against surrender of the coupon relating to the interest payment date, unless the related prospectus supplement indicates otherwise.

     No payment of principal, premium or interest with respect to any bearer security will be made at any office or agency in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States, unless the related prospectus supplement indicates otherwise. However, if we owe amounts payable in U.S. dollars with respect to any bearer securities, payment on the bearer securities may be made at the corporate trust office of the trustee or at any office or agency designated by ADLT in the Borough of Manhattan, The City of New York, if payment of the full amount of the principal, premium or interest at all offices outside of the United States maintained for this purpose by ADLT is illegal or effectively precluded by exchange controls or similar restrictions.

     In the event of a redemption, ADLT will not be required to do the following:

     - issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of that selection;

     - register the transfer of or exchange any registered security, or any portion of a registered security, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

     - exchange any bearer security called for redemption, except to exchange the bearer security for a registered security of that series that is simultaneously surrendered for redemption; or

     - issue, register the transfer of or exchange any debt security which has been surrendered for repayment at the option of the holder, except the portion, if any, of the debt security not to be repaid.

RANKING OF DEBT SECURITIES AND HOLDING COMPANY STRUCTURE

     The senior debt securities will be unsecured unsubordinated obligations of ADLT and will rank equally in right of payment with all other unsecured and unsubordinated indebtedness of ADLT, including the 8% Notes. At March 31, 2000, ADLT had approximately $164.2 million of total indebtedness outstanding.

     The senior debt securities and the 8% Notes will rank equally (pari passu) in right of payment with indebtedness outstanding under ADLT's $60.0 million bank credit facility entered into on May 21, 1999 (as amended). However, the indebtedness under the credit facility is secured by substantially all of the personal property of ADLT and each of its North American and United Kingdom subsidiaries and a pledge of stock of each of ADLT's principal subsidiaries. Since the senior debt securities and the 8% Notes are unsecured, they do not have the benefit of collateral. If an event of default occurs under the credit facility, the lending banks will have preferential claims to those assets and may foreclose upon the collateral without benefit for the holders of the senior debt securities and the 8% Notes, even if there is an event of default with respect to the senior debt securities and the 8% Notes. As a result, ADLT's assets would first be used to repay in full amounts outstanding under the credit facility. This means virtually all of ADLT's assets would be unavailable to satisfy the claims of holders of the senior debt securities and the 8% Notes until the credit facility is repaid in full. Any remaining unpaid claims of lending banks under the credit facility will rank equally (pari passu) with the senior debt securities and the 8% Notes and will be entitled to share in any of ADLT's remaining assets.

     ADLT conducts substantially all of its operations through subsidiaries and substantially all of its assets consist of the capital stock of its subsidiaries. As a result, the senior debt securities and the 8% Notes will be effectively subordinated to liabilities of ADLT's subsidiaries, including trade payables. At March 31, 2000, the total liabilities of ADLT's subsidiaries, excluding intercompany debt but including trade payables, were approximately $64.6 million. At March 31, 2000, ADLT and its subsidiaries also had $20.2 million available (subject to borrowing base compliance and other limitations) to be drawn under the credit facility, which is secured as described above.

     ADLT's rights and the rights of its creditors, including holders of the senior debt securities and the 8% Notes, to the assets of any subsidiary upon the subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors. If ADLT itself is a creditor with recognized claims against the subsidiary, its claims would be subordinated only to any mortgage or other liens on the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by ADLT. As a result, after providing for all prior claims and all equal (pari passu) claims, there may not be sufficient assets available to satisfy the obligations of ADLT under the senior debt securities and the 8% Notes.

     ADLT is and will be dependent upon the distribution of the earnings of its subsidiaries to service its debt obligations, including the senior debt securities and the 8% Notes. ADLT's subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the senior debt securities and the 8% Notes or to provide money to ADLT to pay these amounts. There are currently no significant restrictions on the ability of the subsidiaries to transfer funds to ADLT in the form of dividends, loans, or advances.

     The subordinated debt securities will be unsecured obligations of ADLT and will be subordinated in right of payment to all existing and future senior indebtedness of ADLT.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     The applicable prospectus supplement will set forth the extent to which subordinated debt securities of a particular series are subordinated to other indebtedness.

GLOBAL SECURITIES

     The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global debt securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless it is exchanged in whole or in part for individual certificates representing the debt securities in definitive form, a global debt security may not be transferred except as a whole by the depositary to a nominee or successor.

     So long as the depositary or its nominee is the registered owner of a global debt security, that entity will be the sole holder of the debt securities represented by the global debt security. The trustee and ADLT are only required to treat the depositary or its nominee as the legal owner of those debt securities for all purposes under the indenture. Beneficial owners of debt securities represented by a global debt security will not be entitled to receive physical delivery of certificated securities, will not be considered the holder of those securities for any purpose under the indenture, and will not be able to transfer or exchange the global debt securities, except in limited circumstances. As a result, each beneficial owner may have to rely on the procedures of the depositary to exercise any rights of a holder under the indenture, including rights upon an event of default. In addition, if the beneficial owner is not a direct or indirect participant in the depositary, the beneficial owner must rely on the procedures of the participant through which it owns its beneficial interest in the global debt security.

     The specific terms of the depositary arrangement with respect to a series of global debt securities and limitations and restrictions relating to a series of global bearer securities will be described in the prospectus supplement.

OUTSTANDING DEBT SECURITIES

     In determining whether the holders of the required principal amount of outstanding debt securities have exercised any right or vote under the indenture:

     - the portion of the principal amount of an original issue discount security that shall be deemed to be outstanding shall be that portion of the principal amount that could be declared to be due upon a declaration of acceleration under the terms of the original issue discount security as of the date of the determination;

     - the principal amount of any indexed security that shall be deemed to be outstanding shall be the principal face amount of the indexed security determined on the date of its original issuance; and

     - any debt security owned by ADLT or any obligor on the debt security or any affiliate of ADLT or other obligor shall be deemed not to be outstanding.

REDEMPTION AND REPURCHASE

     The debt securities of any series may be

     - redeemable at the option of ADLT,

     - subject to mandatory redemption pursuant to a sinking fund or otherwise, or

     - subject to repurchase by ADLT at the option of the holders.

In each case, the redemption would be upon the terms, at the times and at the prices set forth in the applicable prospectus supplement.

CONVERSION AND EXCHANGE

     Debt securities of any series may be convertible into or exchangeable for common stock, preferred stock, depositary shares or other debt securities. The terms of conversion or exchange will be set forth in the applicable prospectus supplement. These terms may be mandatory, at the option of the holders or at the option of ADLT.

COVENANTS OF ADLT

     Covenants specific to a particular series of debt securities will be described in the applicable prospectus supplement. If any of the covenants are described, the prospectus supplement will also state whether the "covenant defeasance" provisions described below also apply.

EVENTS OF DEFAULT

     Unless we specify otherwise in the applicable prospectus supplement, an event of default will occur with respect to the debt securities of any series if:

     - ADLT fails to pay interest with respect to any debt security of the series, and the failure continues for a period of 30 days;

     - ADLT fails to pay principal or any premium with respect to any debt security of the series when due, whether it is due because debt securities mature, are called for redemption or otherwise;

     - ADLT fails to make any sinking fund payment or similar payment under any analogous provision when due with respect to any debt security of the series;

     - ADLT fails to perform or breaches any other covenants or warranties in the indenture or any debt securities of the series - other than a covenant or warranty included in the indenture only for the benefit of other series of debt securities - and that breach or failure continues for a period of 90 days after notice to ADLT as provided in the indenture;

     - the holders or trustee of any single issue of our indebtedness with an outstanding principal amount exceeding $10,000,000 accelerate the indebtedness because of a default, unless the acceleration is annulled or the indebtedness is discharged within 30 days;

     - ADLT is ordered by a court to pay an uninsured amount in excess of $10,000,000 and the amount is not paid or otherwise discharged within 30 days, unless we are appealing the order in good faith;


     - events of bankruptcy, insolvency or reorganization of ADLT described in the indenture; or



     - any other event of default provided for the debt securities of the series occurs.


An event of default with respect to one series of debt securities will not necessarily be an event of default with respect to any other series of debt securities. The indenture permits the trustee to withhold notice to the holders of the debt securities of any series of the occurrence of a default with respect to the debt securities of the series if the trustee considers it to be in the interest of the holders. However, the trustee must give notice of our failure to pay principal, any premium or any interest or to make any sinking fund payment.

     The indenture provides that if an event of default with respect to any series of debt securities occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series may declare the principal amount (or if any debt securities of the series are original issue discount securities, the lesser amount which is specified) of all the debt securities of the series to be due and payable immediately. However, under some circumstances, this declaration and its consequences may be rescinded and annulled by the holders of a majority in principal amount of the debt securities of the series then outstanding.


     The Trust Indenture Act requires the trustee to act with the requisite standard of care during an event of default. Otherwise, a trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities of any series unless such holders have offered the trustee reasonable indemnity. Subject to the foregoing, holders of a majority in principal amount of the outstanding debt securities of any series issued under the indenture have the right, subject to limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture. Under the indenture, ADLT is required to furnish to the trustee annually a statement as to our performance of some of our obligations under the indenture and as to any default in such performance. ADLT is also required to deliver to the trustee, within five days after occurrence, written notice of any event which after notice or lapse of time or both would constitute an event of default.


     The holder of any debt security has the right, which is absolute and unconditional, to receive payment of the principal, any premium and any interest on the debt security when they are due -- subject to any extension right in the debt security -- and to sue ADLT for any payment, and that right shall not be impaired without the consent of the holder.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     ADLT may discharge its obligations with respect to any series of debt securities that have not already been delivered to the trustee for cancellation and that:

     - have become due and payable;

     - will become due and payable within one year; or

     - are scheduled for redemption within one year.

To discharge the obligations with respect to a series of debt securities, ADLT must deposit with the trustee, in trust, an amount of funds in U.S. dollars sufficient to pay the entire amount of principal of, and any premium or interest on, those debt securities to the date of the deposit if those debt securities have become due and payable or to the maturity of the debt securities, as the case may be.

     Unless we specify otherwise in the applicable prospectus supplement, ADLT may elect:

     - to defease and be discharged from any and all obligations with respect to those debt securities, which we refer to as "legal defeasance"; or

     - with respect to any debt securities, to be released from our covenant obligations, which we refer to as "covenant defeasance."

     In the case of legal defeasance, ADLT will still retain some obligations in respect of the debt securities, including our obligations:


     - to pay Additional Amounts, if any, upon the occurrence of applicable events of taxation, assessment or governmental charge with respect to payments on the debt securities;


     - to register the transfer or exchange of the debt securities;

     - to replace temporary or mutilated, destroyed, lost or stolen debt securities; and

     - to maintain an office or agency with respect to the debt securities and to hold monies for payment in trust.

     After a covenant defeasance, any omission to comply with the obligations or covenants that have been defeased shall not constitute a default or an event of default with respect to the debt securities.

     To elect either legal defeasance or covenant defeasance, ADLT must deposit with the trustee, in trust, an amount, in U.S. dollars or in government obligations, as defined below, or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal, any premium and any interest on those debt securities on their scheduled due dates. If ADLT knows that Additional Amounts will be payable and can determine the amount which will be payable, those amounts must also be deposited in trust.

     In addition, ADLT can only elect legal defeasance or covenant defeasance if, among other things:

     - the applicable defeasance does not result in a breach or violation of, or constitute a default under, the applicable indenture or any other material agreement or instrument to which ADLT is a party or by which ADLT is bound;

     - no default or event of default with respect to the debt securities to be defeased shall have occurred and be continuing on the date of the establishment of the trust and, with respect to legal defeasance only, at any time during the period ending on the 123rd day after the date of the establishment of the trust; and

     - ADLT has delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred, and the opinion of counsel, in the case of legal defeasance, must refer to and be based upon a letter ruling of the IRS received by us, a Revenue Ruling published by the IRS or a change in applicable U.S. federal income tax law occurring after the date of the applicable indenture.

     If ADLT effects a covenant defeasance with respect to any debt securities, and the debt securities are declared due and payable because of the occurrence of any event of default other than an event of default with respect to which there has been covenant defeasance, the government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities at the time of the stated maturity, but may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from the event of default. However, ADLT would remain liable for payment of the amounts due at the time of acceleration.

     The applicable prospectus supplement may further describe the provisions, if any, permitting defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

MODIFICATION, WAIVERS AND MEETINGS

     ADLT and the trustee may modify or amend any of the provisions of the indenture or of any debt securities or the rights of the holders of the debt securities of any series under the indenture, if they get the consent of holders of a majority in principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, unless ADLT gets the consent of the holder of each outstanding debt security affected -- except as otherwise provided in the indenture -- no modification or amendment may

     - change the stated maturity of the principal, any premium or any installment of interest on any debt securities,

     - reduce the principal amount of or any redemption premium on, or reduce the rate of interest on, debt securities,

     - reduce the amount of principal of any original issue discount securities that would be due and payable upon an acceleration of maturity,

     - adversely affect any right of repayment at the option of any holder,

     - change any place where, or the currency in which, any debt securities are payable,

     - limit the holder's right to institute suit to enforce the payment of any debt securities on or after the stated maturity,

     - make any change that materially adversely affects the right, if any, to convert or exchange any debt securities for other securities in accordance with the terms of the debt securities,

     - reduce the percentage of debt securities of any series required for any modification, amendment or waiver,

     - reduce the requirements for a quorum or voting at a meeting of holders of the debt securities, or

     - in the case of any subordinated debt securities, modify any of the provisions relating to subordination of the subordinated debt securities or the definition of senior indebtedness in a manner adverse to the holders of the subordinated debt securities.

     ADLT and the trustee, without the consent of the holders of any debt securities issued thereunder, may modify or amend the indenture to

     - add to the events of default or the covenants of ADLT for the benefit of the holders of all or any series of debt securities,

     - add or change any provisions of the indenture to facilitate the issuance of bearer securities,

     - establish the form or terms of debt securities of any series and any related coupons,

     - eliminate any ambiguity or correct or supplement any provision which may be inconsistent with other provisions, or to make any provisions with respect to matters or questions arising under the indenture which do not materially and adversely affect the interests of the holders of any series of debt securities,

     - amend or supplement any provision contained in the indenture, provided that the amendment or supplement does not apply to any outstanding debt securities issued before the amendment or supplement -- if those debt securities are entitled to the benefits of such provision, or

     - amend or supplement any provision if the amendment or supplement does not materially and adversely affect the interests of the holders of any debt securities then outstanding.


     The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive compliance by ADLT with restrictive provisions of the indenture to the extent described in the prospectus supplement. The holders of a majority in aggregate principal amount of the outstanding debt securities of any series, on behalf of all holders of debt securities of that series, may generally waive any past default under the indenture with respect to debt securities of that series and its consequences. However, a default in the payment of the principal, any premium or any interest on debt securities of the series or in respect of a covenant or provision which cannot be modified or amended without the consent of each holder of the outstanding debt securities of the series so affected cannot be waived by the majority of holders.


     The indenture sets rules for meetings of the holders of debt securities of a series issued thereunder. A meeting may be called at any time by the trustee. A meeting may also be called by request of ADLT or the holders of at least 10% in principal amount of the outstanding debt securities of the series. The trustee must give notice to holders in accordance with the provisions of the indenture. Any resolution presented at a meeting at which a quorum (as described below) is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series. However, if the indenture requires the consent of each holder of outstanding debt securities of any series, a resolution cannot become effective without consent of all holders of debt securities of the series. Matters which may be approved by less than a majority in principal amount of holders of outstanding debt securities of any series may be adopted at a meeting at which a quorum is present by their affirmative vote. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the indenture will be binding on all holders of debt securities of that series and the related coupons. The quorum at any meeting called to adopt a resolution will usually be persons holding or representing a majority in principal amount of the outstanding debt securities of a series.

GOVERNING LAW

     The indenture and the debt securities will be governed by, and interpreted in accordance with, the laws of the State of New York.

REGARDING THE TRUSTEE

     The Trust Indenture Act contains limitations on the rights of a trustee, should it become a creditor of ADLT, to obtain payment of claims or to realize on property received by it in respect of any claims, as security or otherwise. The trustee is permitted to engage in other transactions with ADLT and its subsidiaries from time to time, provided that if the trustee acquires any conflicting interest it must eliminate the conflict upon the occurrence of an event of default under the indenture, or else resign.

8% SENIOR NOTES DUE 2008

     General. ADLT may issue additional 8% Notes -- up to $50,000,000 in aggregate principal amount -- as of the date of this prospectus. The additional 8% Notes are issuable under an indenture dated as of March 18, 1998 between ADLT and The Bank of New York, as trustee. The 8% Notes Indenture has been filed with the SEC and is an exhibit to the registration statement.

     Interest on the 8% Notes is payable on March 15 and September 15 of each year.

     The 8% Notes do not have any sinking fund.

     Ranking. The additional 8% Notes, if issued, will be unsecured senior indebtedness and will rank equally (pari passu) with existing and future unsubordinated unsecured indebtedness. This includes the senior debt securities and outstanding 8% Notes. The additional 8% Notes will be senior in right of payment to all subordinated indebtedness of ADLT. The 8% Notes will be effectively subordinated to all secured indebtedness of ADLT and its subsidiaries with respect to the collateral securing the secured indebtedness.

The 8% Notes will be effectively subordinated to all liabilities of ADLT's subsidiaries, including trade payables. We have included a more complete discussion of these matters above under the heading "Ranking of Debt Securities and Holding Company Structure."


     Important Covenants. The 8% Notes Indenture contains covenants that, among other things, limit the ability of ADLT and of its subsidiaries to


     - incur indebtedness,

     - pay dividends,

     - prepay subordinated indebtedness,

     - repurchase capital stock,

     - make investments,

     - create liens,

     - engage in transactions with stockholders and affiliates,

     - sell assets, and

     - with respect to ADLT, engage in mergers and consolidations.

     However, these limitations are subject to a number of important qualifications and exceptions as set forth in the 8% Notes Indenture.

     Optional Redemption. The 8% Notes are redeemable at the option of ADLT, in whole or in part, at any time on or after March 15, 2003 at an initial redemption price of 104% of their principal amount. This redemption price will decline in equal amounts on each subsequent annual anniversary to 100% for 8% Notes redeemed on or after March 15, 2006.

     In addition, at any time and from time to time prior to March 15, 2001, ADLT may redeem up to 35% of the aggregate principal amount of the 8% Notes at a redemption price of 108% of their principal amount. Any redemption prior to March 15, 2001 will be subject to the following conditions

     - the redemption must be made using the proceeds of one or more offerings by ADLT of its common stock which has been registered under the Securities Act,

     - at least 65% of the aggregate principal amount of the 8% Notes must remain outstanding after the redemption, and

     - notice of any redemption must be mailed within 60 days of the offering by ADLT of its common stock.

     Change of Control. Upon the occurrence of events deemed to constitute a change of control of ADLT, ADLT will be required to make an offer to purchase the 8% Notes at a purchase price equal to 101% of their principal amount, plus accrued interest. There can be no assurance that ADLT will have sufficient funds available at the time to fulfill this obligation.

     Events of Default. An event of default will occur with respect to the 8%
Note if:

     - ADLT fails to pay principal when due;

     - ADLT fails to pay interest for 30 days;

     - ADLT or any subsidiary fails to perform or breaches any covenants relating to mergers, consolidations and transfers of assets, or ADLT fails to complete an offer to repurchase the 8% Notes in accordance with the covenant limiting asset sales or the covenant requiring ADLT to offer to repurchase the 8% Notes in the event of a change of control;

     - ADLT or any subsidiary fails to perform or breaches any other covenants for a period of 30 days after notice from the trustee or the holders of 25% of outstanding 8% Notes;

     - More than $10 million in principal amount of other debt of ADLT is accelerated -- unless the acceleration is rescinded within 30 days -- or ADLT fails to make a principal payment at maturity of any debt of more than $10 million -- unless the payment is made, waived or extended within 30 days;

     - ADLT or its subsidiaries is ordered by a court to pay an uninsured amount in excess of $10 million and the amount is not paid or discharged within 30 days unless we are appealing the order in good faith; or


     - events in bankruptcy, insolvency or reorganization of ADLT or its subsidiaries described in the 8% Notes Indenture occur.


     The 8% Notes Indenture requires ADLT to provide reports containing evidence of ADLT's compliance with the terms of the 8% Notes Indenture. The 8% Notes Indenture permits ADLT to designate subsidiaries (which are small at the time of designation, and which do not violate investment restrictions) as exempt from the default provisions.

     Remedies. If there is an event of default, the 8% Notes trustee or holders of 25% of the principal amount of the 8% Notes outstanding may declare principal immediately payable. This acceleration may be rescinded by a majority in principal amount of the holders. However, if the event of default occurs due to events in bankruptcy, insolvency or reorganization as described above, principal will be immediately due and payable without any act by the 8% Notes trustee or any holder.

     If an event of default occurs and is continuing, the 8% Notes trustee may reimburse itself for its reasonable compensation and expenses incurred out of any sums held or received by it before making any payments to the holders of the 8% Notes.


     The right of any holders of the 8% Notes to commence an action for any remedy is subject to conditions. An important condition is the requirement that the holders of at least 25% of the 8% Notes request that the 8% Notes trustee take action, and offer reasonable indemnity to the 8% Notes trustee against its liabilities incurred in doing so.


     Modification and Waiver. Modifications and amendments of the 8% Notes Indenture may be made by ADLT and the 8% Notes trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding 8% Notes. However, unless ADLT gets the consent of the holder of each 8% Note affected, no modification or amendment may:

     - change the maturity of the principal or any installment of interest on any 8% Note;

     - reduce the principal amount, any premium or any interest on any 8% Note;

     - change the place or currency of payment of principal, any premium or any interest on any 8% Note;

     - limit the right to sue for any payment on or after the maturity date of the 8% Notes -- or, in the case of a redemption, on or after the redemption date -- of any 8% Note;

     - waive a default in the payment of principal, any premium or interest on the 8% Notes; or

     - reduce the percentage of 8% Notes required for modifications, amendments or waivers.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK AND AMOUNT OUTSTANDING

     ADLT's authorized capital stock consists of 80.0 million shares of common stock having a par value of $.001 per share and 1.0 million shares of preferred stock having a par value of $.001 per share. As of April 30, 2000, 20,449,898 shares of common stock and 761,250 shares of Series A Convertible Preferred Stock were issued and outstanding.

COMMON STOCK

     The applicable prospectus supplement relating to a common stock offering will describe relevant terms of the offering. These terms will include the number of shares offered and the initial public offering price.

     Each holder of common stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the voting power of the issued and outstanding common stock and preferred stock will have the right to elect ADLT's directors and otherwise control the affairs of ADLT.

     Holders of common stock are entitled to dividends on a pro rata basis upon declaration of dividends by the board of directors. Dividends are payable only out of unreserved and unrestricted surplus that is legally available for the payment of dividends. The board of directors is not required to declare dividends, and it currently expects to retain any funds generated from operations to finance the development of ADLT's business. The payment of dividends in the future will depend upon earnings, capital needs, and other factors.

     Upon a liquidation of ADLT, holders of common stock will be entitled to a pro rata distribution of the assets of ADLT, after payment of all amounts owed to ADLT's creditors, and subject to any preferential amount payable to holders of preferred stock of ADLT, if any.

PREFERRED STOCK

  General

     ADLT's articles of incorporation permit ADLT's board of directors to issue shares of preferred stock in one or more series, and to fix the relative rights, preferences, and limitations of each series. Among these rights, preferences, and limitations are dividend rights and rates, provisions for redemption, rights upon liquidation, conversion privileges, and voting powers.

  Terms of the Series A Stock

     The Series A Stock is a newly authorized series of preferred stock of ADLT created for issuance to General Electric Company. 761,250 shares of Series A Stock have been authorized and issued to GE. The Series A Stock has a preference upon liquidation. This Liquidation Preference Amount is $27 per share, plus an amount equal to 8% per annum compounded annually from the date of issuance to the date of payment.

     Each outstanding share of Series A Stock is convertible at any time into four shares (subject to adjustment as described below) of common stock of ADLT. Until Series A Stock is converted, holders of Series A Stock are entitled to vote in all shareholder matters together with the holders of common stock as a single class. In any vote, the holders of Series A Stock are entitled to four votes. When issued, each share of Series A Stock was convertible into four shares of common stock.

     ADLT is required to redeem any shares of Series A Stock which have not been converted or retired on September 30, 2010. Any redemption would be made at the Liquidation Preference Amount. In addition, holders of the Series A Stock may require ADLT to redeem their shares of Series A Stock by giving notice to ADLT on or before September 30, 2004. If notice is given, ADLT will be required to make the redemption on or prior to September 30, 2005. In addition, holders of Series A Stock will be entitled to require ADLT to redeem the Series A Stock following the occurrence of any of the following Triggering Events

     - an action by ADLT to give effect to major corporate actions to merge, sell all or a substantial portion of its assets (other than in the ordinary course of business),

     - issue capital stock, or

     - incur or have outstanding indebtedness for borrowed money in excess of $210 million.

Upon the occurrence of a Triggering Event, the holders of the Series A Stock may require ADLT to redeem their shares of Series A Stock by giving notice to ADLT within 90 days following the Triggering Event. If notice is given, ADLT will be required to make the redemption within one year following the notice. Any redemption would be made at the Liquidation Preference Amount. Under the terms of ADLT's bank credit facility and the 8% Notes Indenture, the redemption of the Series A Stock would currently constitute an event of default, permitting acceleration of the related indebtedness. If prior consent of the banks is obtained, the redemption is permitted under the bank credit facility. Payments for the redemption of equity securities are "Restricted Payments" under the 8% Notes Indenture. The total of all "Restricted Payments" under the 8% Notes Indenture (with exceptions which to do not apply to stock redemption) cannot exceed


     - one-half of the total of consolidated net earnings of ADLT (excluding consideration of unusual items to the extent required by the 8% Indenture) from April 1, 1998 (taken as a single period) PLUS


     - the amount of proceeds received from sales of non-redeemable stock. As of March 31, 2000, ADLT had a net loss, excluding extraordinary items, of $79.7 million for the period. Until this deficit has been cured, and sufficient proceeds are received and/or earnings are achieved, ADLT cannot redeem the Series A Stock without causing an event of default with respect to the 8% Notes. In addition, the 8% Notes Indenture prohibits Restricted Payments (with exceptions which do not apply to stock redemptions) at any time where the ratio of EBITDA to Interest Expense for the preceding four fiscal quarters does not exceed 2.5 to 1.

     If ADLT fails to make any redemption as required, the conversion ratio of the Series A Stock would be increased from four shares of common stock to eight shares of common stock per share of Series A Stock. This adjustment to the conversion rate will not happen if the redemption is deferred because it would cause an event of default on ADLT debt. In addition, the conversion ratio is subject to adjustment to prevent dilution of the interest of GE by the issuance of common stock after October 6, 1999. Except for issuance of shares under existing employee benefit plans, and other special exceptions, if ADLT issues any shares of common stock at a price below $6.75 per share, or, if higher, below the then current market price, there will be an adjustment of the conversion ratio. Any adjustment in the conversion ratio would not affect the voting power of shares of Series A Stock before conversion.

     Upon liquidation, each share of Series A Stock will be entitled to be paid the Liquidation Preference Amount prior to any payment or distribution to the holders of common stock. Following this payment, holders of Series A Stock will be entitled to a proportional share of any distribution to holders of common stock based on the number of shares of common stock into which the Series A Stock could have been converted at the time of the liquidation.

  Additional Series of Preferred Stock

     The purpose for authorizing the board of directors to issue and to designate the features of preferred stock is, in part, to eliminate delays associated with a shareholder vote to authorize the issuance of preferred stock. The issuance of preferred stock, for example in connection with a shareholder rights plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding capital stock of ADLT.

     The terms of any additional series of preferred stock, including preferred stock represented by depositary shares, will be described in the applicable prospectus supplement.

ANTI-TAKEOVER PROVISIONS OF ADLT'S ARTICLES OF INCORPORATION

     ADLT's articles of incorporation provide for a classified board of directors. The directors are divided into three classes. The directors are elected for three-year terms, which are staggered so that the terms of one-third of the directors expire each year. The articles of incorporation permit shareholders to remove directors only for cause at a meeting by the affirmative vote of at least a majority of the outstanding shares of common stock. Directors of ADLT may remove directors with or without cause.

     These provisions of ADLT's articles of incorporation may have anti-takeover effects. Taken together

     - the staggered board terms,

     - the ability to issue preferred stock, and

     - provisions of Ohio law described below

may make it more difficult for other persons to make a tender offer or acquire substantial amounts of the common stock or to launch other takeover attempts without ADLT board approval. A shareholder might consider these actions to be in the shareholder's best interests.

ANTI-TAKEOVER PROVISIONS OF OHIO LAW

     ADLT is subject to anti-takeover provisions under Ohio law applicable to public corporations, unless ADLT elects to opt out of these provisions in its articles of incorporation or regulations (by-laws). ADLT has opted out of the Ohio Control Share Acquisition Act.

     Section 1701.13 of the Ohio Revised Code allows an Ohio corporation, like ADLT, to indemnify any director, officer, employee or agent of the corporation against all expenses, liabilities and fines reasonably incurred in connection with any action, suit or proceeding. This indemnity is available if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. In addition, in a criminal action or proceeding, this indemnity is available only if he or she had no reasonable cause to believe his or her conduct was unlawful.

     In addition, Section 1701.59 requires that any liability of a director for breach of fiduciary duty be proved by clear and convincing evidence that his action or failure to act involved acts or omissions made with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. ADLT has not opted out of Section 1701.59 of the Ohio Revised Code. This statute does not affect the liability of directors pursuant to Section 1701.95 of the Ohio Revised Code -- providing for liability of directors for unlawful payment of dividends or unlawful distribution of assets -- nor does it affect the liability of the directors under Federal securities laws.

     ADLT is also subject to Ohio's Merger Moratorium Act. The Merger Moratorium Act generally prohibits a wide range of business combinations and other transactions -- including mergers, consolidations, asset sales, loans, disproportionate distributions of property and disproportionate issuances or transfers of shares or rights to acquire shares -- between an Ohio corporation and an Interested Shareholder for a period of three years after the person becomes an Interested Shareholder. The Merger Moratorium Act does not prohibit these transactions if the directors approve either the transaction or the acquisition of the corporation's shares that resulted in the person becoming an Interested Shareholder before the person becomes an Interested Shareholder. An Interested Shareholder is a person that owns, alone or with other related parties, shares representing at least 10% of the voting power of the corporation. Following the three-year moratorium period, the corporation may engage in covered transactions with an Interested Shareholder only if, among other things, (i) the transaction receives the approval of the holders of two-thirds of all the voting shares and the approval of the holders of a majority of the voting shares held by persons other than an Interested Shareholder or (ii) the remaining shareholders receive an amount for their shares equal to the higher of the highest amount paid in the past by the Interested Shareholder for the corporation's shares or the amount that would be due the shareholders if the corporation were to dissolve.

     Contemporaneous with the adoption of Ohio's Merger Moratorium Act, Ohio enacted a so-called "green mailer disgorgement" statute which provides that a person who announces a control bid must disgorge profits realized by that person upon the sale of any equity securities within 18 months of the announcement of the control bid.

     ADLT is also subject to Ohio's Control Bid Statute. Ohio's Control Bid Statute provides that no offeror may make a "control bid" pursuant to a tender offer or a request or invitation for tenders unless, on the day the offeror commences a control bid, it makes a filing with the Ohio Division of Securities and the target company. The filing must contain information about the offeror, his ownership of the corporation's shares and his plans for the corporation. If the Securities Division determines that the offeror's disclosures are inadequate, it must act within three calendar days from the date of the offeror's filing to issue a suspension order. If a bid is suspended, a hearing must be held within 10 calendar days from the date of the Securities

Division's suspension order. The hearing procedure must be completed no later than 16 calendar days after the date on which the suspension was imposed.

     A "control bid" under Ohio's Control Bid Statute is the purchase of or an offer to purchase any equity security of an issuer with connections to Ohio from a resident of Ohio

     - if after the purchase, the offeror would be the beneficial owner of more than 10% of any class of the issued and outstanding equity securities of the issuer or

     - if there is a pending control bid by a person other than the issuer and the issuer making an offer which would reduce the number of issued and outstanding shares of the corporation by more than 10%.

     Finally, Ohio law provides for the right of the board of directors to consider the interests of employees, customers, suppliers and creditors of ADLT, as well as the communities in which ADLT is located, in addition to the interest of ADLT and its shareholders, in discharging their duties in determining what is in ADLT's best interests.

     These provisions of Ohio law may have anti-takeover effects. The provisions make it more difficult for other persons to make a tender offer or acquire substantial amounts of the common stock or to launch other takeover attempts without ADLT board approval. A shareholder might consider these actions to be in the shareholder's best interests.

TRANSFER AGENT

     American Stock Transfer & Trust Company, New York, New York, acts as transfer agent for ADLT's common stock.

     The transfer agent for any series of preferred stock will be named in the applicable prospectus supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

     ADLT may offer depositary shares representing fractional interests in shares of preferred stock of any series. Depositary shares may be offered separately or together with other securities. In connection with the issuance of any depositary shares, ADLT will enter into a deposit agreement with a bank or trust company, as preferred stock depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. The summary of the provisions of the depositary shares and the deposit agreement set forth below and the summary of the terms of a particular issue of depositary shares and the related deposit agreement set forth in the applicable prospectus supplement do not purport to be complete. The deposit agreement and the terms of the depositary shares and depositary receipts will contain additional important terms and provisions. The deposit agreement and the forms of the depositary shares and the depositary receipts relating to any series will be filed with the SEC and incorporated by reference as a exhibit to the registration statement that includes this prospectus.

     The following description of depositary shares sets forth general terms and provisions of the depositary shares and the related deposit agreement to which any prospectus supplement may relate. Specific terms of any depositary shares and the related deposit agreement will be described in the applicable prospectus supplement. To the extent that any particular terms of the depositary shares or the related deposit agreement described in a prospectus supplement differ from any of the terms described herein, then the terms described herein shall be deemed to have been superseded by such prospectus supplement.

INFORMATION TO BE PROVIDED IN THE APPLICABLE PROSPECTUS SUPPLEMENT

     ADLT may provide for the issuance by the preferred stock depositary of depositary receipts evidencing the related depositary shares. Each of the depositary shares in turn will represent a fractional interest in one share of a series of preferred stock. Shares of preferred stock of any series represented by depositary shares will be deposited under a separate deposit agreement. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled to a proportionate share of all the rights, preferences and privileges of the related preferred stock. These rights may include voting rights, rights to dividends, rights of conversion or exchange, terms of any redemption and rights on liquidation. Owners of depositary receipts will also be subject to any limitations and restrictions on the related preferred stock.

     Depositary shares may be issued in respect of shares of the preferred stock of any series. Immediately following the issuance of shares of preferred stock by ADLT, ADLT will deposit the shares of preferred stock with the relevant preferred stock depositary. The preferred stock depositary will issue, on behalf of ADLT, the related depositary receipts.

     The applicable prospectus supplement relating to the depositary shares offered will describe specific terms of the shares. These terms may include

     - the terms of the series of preferred stock deposited by ADLT under the related deposit agreement,

     - the number of depositary shares and the fraction of one share of preferred stock represented by one depositary share,

     - whether the depositary shares will be listed on any securities exchange,

     - whether the depositary shares will be sold with any other securities and, if so, the amount and terms of the other securities, and

     - any other specific terms of the depositary shares and the related deposit agreement.

     Depositary receipts may be surrendered for transfer or exchange for new depositary receipts of different authorized denominations at any office or agency of the relevant preferred stock depositary maintained for this purpose, subject to the terms of the related deposit agreement. Unless we specify otherwise in the applicable prospectus supplement, depositary receipts will be issued in denominations evidencing any whole number of depositary shares. No service charge will be made for any permitted transfer or exchange of depositary receipts, but ADLT or the preferred stock depositary may require payment of any tax or other governmental charge payable in connection therewith.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The preferred stock depositary will distribute all cash dividends or other cash distributions received in respect of the related preferred stock to the record holders of depositary receipts in proportion, insofar as possible, to the number of depositary receipts owned by the holders on the relevant record date. If a distribution would include a fraction of a cent to any holder, the amount will be added to the next sum received by the preferred stock depositary for distribution to the record holders of depositary receipts.

     If there is a distribution which is not in cash, the preferred stock depositary will distribute property received by it to the record holders of depositary receipts in proportion to the number of depositary receipts owned by the holders on the relevant record date. If the preferred stock depositary determines that it is not feasible to make the distribution, the preferred stock depositary may, with the approval of ADLT, adopt the method as it deems fair to make the distribution. For example, the preferred stock depositary may hold a public or private sale of the property and distribute the net proceeds from the sale to the holders.

     The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by ADLT to holders of the related series of preferred stock will be made available to holders of depositary receipts.

     The amount distributed in any of the foregoing cases will be reduced by any amount required to be withheld by ADLT or the preferred stock depositary on the account of taxes.

WITHDRAWAL OF PREFERRED STOCK

     A holder of depositary receipts will be entitled to delivery of the number of whole shares of the related series of preferred stock and any money or other property represented by the depositary receipts unless the preferred stock has been called for redemption. Shares of preferred stock which are withdrawn may not be redeposited. If the depositary receipts delivered by the holder evidence more depositary shares than the number of whole shares of preferred stock withdrawn, the preferred stock depositary will deliver to the holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

REDEMPTION AND REPURCHASE OF PREFERRED STOCK

     If ADLT may, at its option redeem a series of preferred stock represented by depositary shares and ADLT redeems shares of preferred stock of the series held by the preferred stock depositary, the preferred stock depositary will redeem on the same date the number of depositary shares representing the shares of the preferred stock redeemed. The preferred stock depositary will only redeem depositary shares if ADLT pays the redemption price of the preferred stock to be redeemed plus any other amounts or property payable with respect to the preferred stock to be redeemed. The redemption price per depositary share will be equal to the redemption price and any other amounts or property per share payable with respect to the preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. If only some of the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by the preferred stock depositary by an equitable method determined by ADLT. If only some of the depositary shares evidenced by a depositary receipt are to be redeemed, one or more new depositary receipts will be issued for any depositary shares not redeemed.

     After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding. After that date holders of depositary receipts called for redemption will only have the right to proportional payment of the redemption price and any other property distributed. The holders will have no other rights.

     Holders cannot make ADLT repurchase their depositary shares. However, if holders of the preferred stock represented by depositary shares can make ADLT purchase their shares at their option, the holders may surrender their depositary receipts together with written instructions to the preferred stock depositary to instruct ADLT to repurchase the preferred stock represented by the related depositary shares. The repurchase would be made at the applicable repurchase price specified in the related prospectus supplement. When ADLT receives the instructions, it will repurchase the requisite whole number of shares of the preferred stock from the preferred stock depositary, who in turn will repurchase the depositary receipts. The ability of ADLT to purchase its preferred stock may be limited by Ohio law. Holders shall only be entitled to request the repurchase of depositary shares representing one or more whole shares of the related preferred stock. The repurchase price per depositary share will be equal to the repurchase price and any other amounts per share payable with respect to the preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. If only some of the depositary shares evidenced by a depositary receipt are to be repurchased, one or more new depositary receipts will be issued for any depositary shares not to be repurchased.

VOTING THE PREFERRED STOCK

     If the preferred stock depositary receives notice of a shareholders meeting and the related preferred shares are entitled to vote, the preferred stock depositary will mail the information contained in the notice of meeting to the record holders of the related depositary receipts. Each record holder of depositary receipts on the record date will be entitled to instruct the preferred stock depositary as to the exercise of the voting rights equal to the amount of preferred stock represented by the holder's depositary shares. The preferred stock depositary will attempt to vote the number of shares of preferred stock represented by the depositary shares in accordance with the instructions. ADLT will agree to take all reasonable action which may be deemed necessary by the preferred stock depositary in order to enable the preferred stock depositary to vote the preferred shares in accordance with the instructions. The preferred stock depositary will not vote shares of preferred stock if it does not receive specific instructions from the holders of depositary receipts evidencing the depositary shares representing the preferred stock.

CONVERSION AND EXCHANGE OF PREFERRED STOCK

     If ADLT may, at its option, exchange the preferred stock represented by depositary shares for other securities and ADLT exercises this option to exchange some or all of the shares of preferred stock held by the preferred stock depositary, the preferred stock depositary will exchange on the same date the number of depositary shares representing the shares of the preferred stock exchanged. The preferred stock depositary will only exchange depositary shares if ADLT issues and deposits with the preferred stock depositary the securities for which the shares of preferred stock are to be exchanged. The exchange rate per depositary share shall be equal to the exchange rate per share of preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. If only some of the depositary shares are to be exchanged, the depositary shares to be exchanged will be selected by the preferred stock depositary by equitable method determined by ADLT. Unless we specify otherwise in the applicable prospectus supplement, fractional share interests resulting from any conversion or exchange will be redeemed by ADLT for cash. If only some of the depositary shares evidenced by a depositary receipt are to be exchanged, a new depositary receipt or receipts will be issued for any depositary shares not exchanged.

     Holders cannot make ADLT convert or exchange depositary shares into other securities or property. However, if the holders of the preferred stock represented by depositary shares can require ADLT to convert or exchange their preferred stock at their option for other securities, the holders may surrender their depositary receipts together with any required payment and written instructions to the preferred stock depositary to instruct ADLT to cause conversion or exchange of the preferred stock represented by the related depositary shares. The conversion or exchange must involve a whole number of shares of common stock or preferred stock, a whole number of common stock warrants, or debt securities in authorized denominations, as specified in the related prospectus supplement. When ADLT receives the instructions and any required payment, it will make the conversion or exchange, and will deliver to the holders the number of whole shares of common stock or preferred stock, a whole number of common stock warrants, or a principal amount of debt securities in authorized denominations. If the conversion would require ADLT to issue fractional securities, ADLT may pay cash instead. The exchange or conversion rate per depositary share shall be equal to the exchange or conversion rate per share of preferred stock multiplied by the fraction of a share of preferred stock represented by one depositary share. If only some of the depositary shares evidenced by a depositary receipt are to be converted or exchanged, a new depositary receipt or receipts will be issued for any depositary shares not to be converted or exchanged.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

     The depositary receipts evidencing depositary shares and any provision of the related deposit agreement may be amended by agreement between ADLT and the preferred stock depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts issued under any deposit agreement will not be final unless the amendment has been approved by the holders of at least a majority of the depositary receipts then outstanding. If the depositary shares are listed on a securities exchange, a greater proportion may be required for approval. In no event may any amendment limit the right of any holder of depositary receipts to receive the related preferred stock upon surrender of the depositary receipts according to the deposit agreement as described above under "--Withdrawal of Preferred Stock."

     The deposit agreement may be terminated by ADLT by giving at least 60 days' notice to the preferred stock depositary. If the deposit agreement is terminated, the preferred stock depositary shall deliver or make available to each holder of the related depositary receipts the number of whole shares of the related series of preferred stock represented by the related depositary shares. If a holder is entitled to cash in lieu of fractional shares, the preferred stock depositary will pay the holders amounts which it receives from ADLT for fractional shares. Otherwise, ADLT will remain obligated to pay these amounts. In order to receive shares and cash for any fractional shares from the preferred stock depositary, a holder must surrender his depositary receipts. The deposit agreement will automatically terminate if all of the shares of preferred stock deposited thereunder have been withdrawn, redeemed, converted or exchanged. The agreement will also terminate if there has been a final distribution in respect of the preferred stock in connection with any liquidation, dissolution or winding up of ADLT.

CHARGES OF PREFERRED STOCK DEPOSITARY

     ADLT will pay the fees and expenses of the preferred stock depositary in connection with the performance of its duties under the deposit agreement, and will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. Holders of depositary receipts will be required to pay all other transfer and other taxes and governmental charges (including taxes and other governmental charges in connection with the transfer, exchange, surrender or conversion of depositary receipts) and the other charges as are expressly provided in the deposit agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The preferred stock depositary may resign at any time by delivering notice to ADLT. ADLT may remove the preferred stock depositary at any time. The resignation or removal will be effective at the time of the appointment of a successor preferred stock depositary.

MISCELLANEOUS

     The preferred stock depositary will forward to holders of depositary receipts any reports and communications from ADLT which are received by the preferred stock depositary with respect to the related preferred stock.

     Neither the preferred stock depositary nor ADLT will be liable if either is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. The obligations of ADLT and the preferred stock depositary under the deposit agreement will be limited to performing their duties thereunder without gross negligence or willful misconduct. ADLT and the preferred stock depositary will not be obligated to prosecute or defend any legal proceeding relating to depositary shares or any related shares of preferred stock or depositary receipts without satisfactory indemnity. ADLT and the preferred stock depositary may rely on advice of counsel, accountants or other advisors. ADLT and the preferred stock depositary may also rely on information provided by persons presenting shares of preferred stock for deposit, holders of depositary receipts or other persons believed to be authorized or competent and on documents believed to be genuine.

     If the preferred stock depositary receives conflicting claims, requests or instructions from any holders of depositary receipts and ADLT, the preferred stock depositary will be entitled to act on the claims, requests or instructions received from ADLT.

                            DESCRIPTION OF WARRANTS

     ADLT may issue warrants for the purchase of registered debt securities, common stock or preferred stock. ADLT has one warrant (besides options issued under stock option plans) issued to GE for the immediate exercise and purchase of 1,000,000 shares of common stock. Except for issuance of shares under existing employee benefit plans, and other special exceptions, if ADLT issues common stock priced below $6.75 per share (or, if higher, below the then current market price) the number of shares subject to the GE warrant will increase. ADLT issued to GE this warrant at the time of GE's investment in ADLT's Series A Stock. ADLT may issue warrants independently or together with any other securities offered by any prospectus supplement. The warrants may be attached to or separate from the other securities. Each series of warrants will be issued under a separate warrant agreement between ADLT and a warrant agent. The warrant agent will act solely as ADLT's agent in issuing the warrant(s). The warrant agent will not assume any obligation or agency or trust relationship.

     The applicable prospectus supplement will describe the terms of the warrants. These terms may include:

     - the title of the warrants,

     - the aggregate number of the warrants,

     - the price or prices at which the warrants will be issued,

     - the designation, terms and number of securities purchasable upon exercise of the warrants,

     - the designation and terms of the securities, if any, issued with the warrants and the number of warrants issued with each such security,

     - whether and when the warrants and the securities issued with the warrants will be separately transferable,

     - the price at which each security which may be purchased on exercise of the warrants may be purchased,

     - when the warrant may be exercised and when it expires,

     - the minimum or maximum amount of the warrants which may be exercised at any one time,

     - information with respect to book-entry procedures, and

     - any other terms of the warrants, such as terms, procedures and limitations relating to the exchange and exercise of the warrants.

                                 LEGAL MATTERS


     Cowden, Humphrey & Sarlson Co., L.P.A., Cleveland, Ohio, counsel to ADLT, and Brown & Wood LLP, New York, New York, special counsel to ADLT as to matters of New York law, will pass upon the validity of the securities for ADLT. Cowden, Humphrey & Sarlson Co., L.P.A. will rely as to matters of New York law upon the opinion of Brown & Wood LLP, and Brown & Wood LLP will rely as to matters of Ohio law upon the opinion of Cowden, Humphrey & Sarlson Co., L.P.A.


                                    EXPERTS

     The consolidated financial statements of Advanced Lighting Technologies, Inc. and subsidiaries as of June 30, 1999 and for the year ended June 30, 1999 included in its Annual Report (Form 10-K/A No. 3) for the year ended June 30, 1999, have been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Advanced Lighting Technologies, Inc. at June 30, 1998 and for each of the two years in the period ended June 30, 1998 included in Advanced Lighting Technologies, Inc.'s Annual Report (Form 10-K/A No. 3) for the year ended June 30, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Advanced Lighting Technologies, Inc. files annual, quarterly and current reports, proxy and information statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically at http://www.sec.gov. You may also inspect our SEC reports and other information at the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC updates and supersedes this prospectus.

     We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed, or subsequent to the date of the initial registration statement and prior to effectiveness of the registration statement:

     - Annual Report on Forms 10-K, 10-K/A No. 1, 10-K/A No. 2 and 10-K/A No. 3 of ADLT for the year ended June 30, 1999.


     - Quarterly Reports on Form 10-Q of ADLT for the quarters ended March 31, 2000, December 31, 1999 and September 30, 1999, as well as the Quarterly Reports on Form 10-Q/A of ADLT for the quarters ended September 30, 1999 and March 31, 2000.


     - Current Reports on Form 8-K of ADLT dated June 1, 2000 and June 6, 2000.

     - The description of the common stock contained in ADLT's Registration Statement on Form 8-A filed November 13, 1995, and any amendments or reports filed after the date hereof for the purpose of updating this description.

     These filings include important business and financial information which we are not delivering to you. We will provide you with copies of these filings, at no cost to you, if you make a written or oral request by contacting us at:

     Advanced Lighting Technologies, Inc.
     32000 Aurora Road
     Solon, Ohio 44139
     440/519-0500
     Attention: Corporate Secretary

IN ORDER TO GET THESE DOCUMENTS IN TIME TO MAKE YOUR INVESTMENT DECISION, YOU SHOULD REQUEST THEM AT LEAST FIVE BUSINESS DAYS PRIOR TO THE DATE ON WHICH YOU MUST MAKE YOUR INVESTMENT DECISION.

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                                  $100,000,000

                               ADVANCED LIGHTING
                               TECHNOLOGIES, INC.

                         DEBT SECURITIES, COMMON STOCK,
                       PREFERRED STOCK, DEPOSITARY SHARES
                                  AND WARRANTS

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                                             , 2000

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                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 1701.59 of the Ohio Revised Code, which eliminates the personal liability in damages of a director for violations of the director's fiduciary duty, except if it is proved by clear and convincing evidence that his action or failure to act involved acts or omissions undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation. This statute does not affect the liability of directors pursuant to Section 1701.95 of the Ohio Revised Code (providing for liability of directors for unlawful payment of dividends or unlawful distribution of assets).

     Reference is made to section 1701.13 of the Ohio Revised Code, which provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the name of the corporation (a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's articles of incorporation, code of regulations, disinterested director vote, shareholder vote, agreement or otherwise.

     Reference is made to Article Seven of the Code of Regulations (by-laws) of the Company contained in Exhibit 3.2 hereto which provides for the indemnification of directors and officers to the fullest extent permitted by Ohio law.

ITEM 21.  EXHIBITS

 3.1     Amended and Restated Articles of Incorporation of Advanced
         Lighting Technologies, Inc. (incorporated by reference to
         Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the Quarterly Period ended December 31, 1996)
 3.2     Code of Regulations of Advanced Lighting Technologies, Inc.
         (incorporated by reference to Exhibit 3.2 to the Company's
         Registration Statement on Form S-1, Registration No.
         33-97902, effective December 11, 1995)
 3.3     Certificate of Adoption of Amended and Restated Articles of
         Incorporation of the Company filed October 6, 1999 with the Secretary of State of Ohio (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the Quarterly Period ended December 31, 1999)
 3.4     Certificate of Adoption of Fourth Amendment to Second
         Amended and Restated Articles of Incorporation of the Company filed March 16, 2000 with the Secretary of State of
         Ohio (incorporated by reference to Exhibit 3.3 to the Company's Quarterly Report on Form 10-Q for the Quarterly
         Period ended March 31, 2000)
 4.1     Form of Indenture**
 4.2 Indenture, dated as of March 18, 1998, between The Company and the Bank of New York (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 1998)
 4.3     Form of Senior Debt Security*
 4.4     Form of Subordinated Debt Security*
 4.5     Form of Convertible Debt Security*
 4.6     Form of Preferred Stock Certificate of Designation*
 4.7     Form of Warrant*

 4.8     Form of Warrant Agreement*
 4.9     Form of Deposit Agreement*
 4.10    Form of 8% Senior Note Due 2008**
 4.11 First Supplemental Indenture dated September 25, 1998 between Advanced Lighting Technologies, Inc. and the Bank of
         New York amending the Indenture dated March 18, 1998
         (Incorporated by reference to Exhibit 4.1 to the Company's
         Quarterly Report on Form 10-Q/A for the Quarterly Period ended December 31, 1998)
 5.1 Opinion of Cowden, Humphrey & Sarlson Co., L.P.A. as to the legality of the securities to be issued**
 5.2 Opinion of Brown & Wood LLP regarding certain matters relating to New York law**
12.1     Statement of Computation of Ratios of Advanced Lighting
         Technologies, Inc.**
23.1     Consent of Ernst & Young LLP, Independent Auditors
23.2 Consent of Cowden, Humphrey & Sarlson Co., L.P.A. (included in Exhibit 5.1)
23.3     Consent of Brown & Wood LLP (included in Exhibit 5.2)
23.4     Consent of Grant Thornton LLP, Independent Auditors
24.1     Powers of Attorney**
24.2     Powers of Attorney of Messrs. Breen and Lime**
25.1     Form T-1 Statement of Eligibility with respect to the Debt
         Securities*
25.2     Form T-1 Statement of Eligibility with respect to the Debt
         Securities issuable under the Indenture dated as of March
         18, 1998, between the Company and The Bank of New York**

---------------

 * To be filed with a Current Report on Form 8-K or a Post-Effective Amendment to Registration Statement

** Previously filed.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrants pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

     (d) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (h) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 6 TO THE REGISTRATION STATEMENT (FORM S-4, NO. 333-58621) TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CLEVELAND, STATE OF OHIO, ON JULY 11, 2000.


                                        ADVANCED LIGHTING TECHNOLOGIES, INC.

                                        By: /s/Alan J. Ruud
                                        ----------------------------------------
                                                 Alan J. Ruud, President

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


                   SIGNATURE                                     TITLE                          DATE
                   ---------                                     -----                          ----

/s/ Wayne R. Hellman                              Chief Executive Officer and Director     July 11, 2000
------------------------------------------------
    Wayne R. Hellman

/s/ Nicholas R. Sucic                             Chief Financial Officer, Vice            July 11, 2000
------------------------------------------------  President and Treasurer (Chief
    Nicholas R. Sucic                             Accounting Officer)

/s/ Francis H. Beam                               Director                                 July 11, 2000
------------------------------------------------
    Francis H. Beam*

/s/ John E. Breen                                 Director                                 July 11, 2000
------------------------------------------------
    John E. Breen*

/s/ John R. Buerkle                               Director                                 July 11, 2000
------------------------------------------------
    John R. Buerkle*

/s/ Theodore A. Filson                            Director                                 July 11, 2000
------------------------------------------------
    Theodore A. Filson*

/s/ Louis S. Fisi                                 Director                                 July 11, 2000
------------------------------------------------
    Louis S. Fisi*

/s/ Susuma Harada                                 Director                                 July 11, 2000
------------------------------------------------
    Susuma Harada*

/s/ Thomas K. Lime                                Director                                 July 11, 2000
------------------------------------------------
    Thomas K. Lime*

/s/ Alan J. Ruud                                  Director                                 July 11, 2000
------------------------------------------------
    Alan J. Ruud*

/s/ A Gordon Tunstall                             Director                                 July 11, 2000
------------------------------------------------
    A Gordon Tunstall*

* The undersigned, by signing his name hereto, does hereby execute this Amendment No. 6 to the Registration
Statement on behalf of the above indicated officers and directors of Advanced Lighting Technologies, Inc., pursuant to Powers of Attorney executed by each such officer and director appointing the undersigned as attorney-in-fact and filed with the Securities and Exchange Commission.


                                          By: /s/WAYNE R. HELLMAN
                                          --------------------------------------
                                                   Wayne R. Hellman,
                                          Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
3.1       Amended and Restated Articles of Incorporation of Advanced
          Lighting Technologies, Inc. (incorporated by reference to
          Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q
          for the Quarterly Period ended December 31, 1996)
3.2       Code of Regulations of Advanced Lighting Technologies, Inc.
          (incorporated by reference to Exhibit 3.2 to the Company's
          Registration Statement on Form S-1, Registration No.
          33-97902, effective December 11, 1995)
3.3       Certificate of Adoption of Amended and Restated Articles of
          Incorporation of the Company filed October 6, 1999 with the
          Secretary of State of Ohio (incorporated by reference to
          Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q
          for the Quarterly Period ended December 31, 1999)
3.4       Certificate of Adoption of Fourth Amendment to Second
          Amended and Restated Articles of Incorporation of the
          Company filed March 16, 2000 with the Secretary of State of
          Ohio (incorporated by reference to Exhibit 3.3 to the
          Company's Quarterly Report on Form 10-Q for the Quarterly
          Period ended March 31, 2000)
4.1       Form of Indenture**
4.2       Indenture, dated as of March 18, 1998, between The Company and the Bank of New York (incorporated by reference to
          Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q
          for the Quarterly Period ended March 31, 1998)
4.3       Form of Senior Debt Security*
4.4       Form of Subordinated Debt Security*
4.5       Form of Convertible Debt Security*
4.6       Form of Preferred Stock Certificate of Designation*
4.7       Form of Warrant*
4.8       Form of Warrant Agreement*
4.9       Form of Deposit Agreement*
4.10      Form of 8% Senior Note due 2008**
4.11      First Supplemental Indenture dated September 25, 1998
          between Advanced Lighting Technologies, Inc. and the Bank of
          New York amending the Indenture dated March 18, 1998
          (Incorporated by reference to Exhibit 4.1 to the Company's
          Quarterly Report on Form 10-Q/A for the Quarterly Period
          ended December 31, 1998)
5.1       Opinion of Cowden, Humphrey & Sarlson Co., L.P.A. as to the
          legality of the securities to be issued**
5.2       Opinion of Brown & Wood LLP regarding certain matters
          relating to New York law**
12.1      Statement of Computation of Ratios of Advanced Lighting
          Technologies, Inc.**
23.1      Consent of Ernst & Young LLP, Independent Auditors
23.2      Consent of Cowden, Humphrey & Sarlson Co., L.P.A. (included in Exhibit 5.1)
23.3      Consent of Brown & Wood LLP (included in Exhibit 5.2)
23.4      Consent of Grant Thornton LLP, Independent Auditors
24.1      Powers of Attorney**
24.2      Powers of Attorney of Messrs. Breen and Lime**
25.1      Form T-1 Statement of Eligibility with respect to the Debt
          Securities*
25.2      Form T-1 Statement of Eligibility with respect to the Debt
          Securities issuable under the Indenture dated as of March
          18, 1998, between the Company and The Bank of New York**

---------------

 * To be filed with a Current Report on Form 8-K or a Post-Effective Amendment to Registration Statement

  ** Previously filed.